MORGAN STANLEY & CO. LLC
(SEC I.D. No. 8-15869)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND UNCONSOLIDATED SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
and Rule 1.10(g) under Commodity Exchange Act
as a Public Document.

MORGAN STANLEY & CO. LLC

Table of Contents	Page No.
Report of Independent Registered Public Accounting Firm	
Consolidated Statement of Financial Condition	1



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: 1 212 436 2000
Fax: 1 212 436 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Member of
Morgan Stanley & Co. LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley & Co. LLC and subsidiaries (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The unconsolidated supplemental schedules of Statement of Aggregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges, Statement of Secured Amounts and Funds Held in Separate Accounts Pursuant to Commission Regulation 30.7, and Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts Under 4D(F) of the CEA as of December 31, 2025 (collectively "the supplemental schedules) have been subjected to audit procedures performed in conjunction with the audit of the Company's statement of financial condition. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, such schedules are fairly stated, in all material respects, in relation to the statement of financial condition as a whole.

Deloitte & Touche LLP

February 25, 2026

We have served as the Company's auditor since 1997.

MORGAN STANLEY & CO. LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
As of December 31, 2025
(In millions of dollars)

Assets		
Cash and cash equivalents	$	9,265
Financial instruments owned, at fair value (approximately $105,509 pledged as collateral)		136,540
Securities received as collateral, at fair value (approximately $3,428 pledged as collateral)		4,780
Securities purchased under agreements to resell		113,685
Securities borrowed		184,709
Receivables:		
Customers		42,312
Brokers, dealers and clearing organizations		7,139
Interest and dividends		918
Fees and other		998
Affiliates		148
Other assets		1,267
Total assets	$	501,761
Liabilities and Member's Equity		
Financial instruments sold, not yet purchased, at fair value	$	44,886
Obligation to return securities received as collateral, at fair value		7,312
Securities sold under agreements to repurchase (includes $697 at fair value)		210,812
Securities loaned		38,671
Other secured financings (includes $2,474 at fair value)		2,479
Payables:		
Customers		128,179
Brokers, dealers and clearing organizations		7,610
Interest and dividends		1,298
Affiliates		675
Other liabilities and accrued expenses		5,230
Borrowings		28,273
Total liabilities	$	475,425
Commitments and contingent liabilities (See Note 11)		
Subordinated liabilities		19,000
Member's equity:		
Member's equity		7,893
Accumulated other comprehensive loss		(557)
Total member's equity		7,336
Total liabilities and member's equity	$	501,761

See Notes to Consolidated Statement of Financial Condition

1. Introduction and Basis of Presentation

The Company

MS&Co, together with its wholly owned subsidiary, PDS (the "Company"), provides a wide variety of products and services to a large and diversified group of clients and customers, including corporations, governments, and financial institutions. Its businesses include securities underwriting and distribution; financial advisory services, including advice on mergers and acquisitions, restructurings and project finance; sales, trading, financing and market-making activities in the equity and fixed income businesses; and prime brokerage services. See the "Glossary of Common Terms and Acronyms" for the definition of certain terms and acronyms used throughout the notes to the consolidated statement of financial condition.

The Company is registered with the SEC as an institutional securities broker-dealer. MS&Co is also registered as a futures commission merchant and a swap dealer with the CFTC and is also a member of FINRA, SIPC and various securities exchanges.

MS&Co is a wholly owned subsidiary of MSCM (the "Parent"), which is a direct subsidiary of Morgan Stanley (the "Ultimate Parent").

The Company's short-term and long-term issuer ratings by S&P Global Ratings are 'A-1' and 'A+', respectively. The outlook on the ratings is stable, which is linked to the Ultimate Parent credit profile.

Basis of Financial Information

The consolidated statement of financial condition is prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the outcome of legal and tax matters, deferred tax assets and other matters that affect its consolidated statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of its consolidated statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates. The Notes are an integral part of the Company's consolidated statement of financial condition.

The Company has evaluated subsequent events for adjustment to or disclosure in the consolidated statement of financial condition through February 25, 2026, the date the consolidated statement of financial condition was issued, and the Company has not identified any recordable or disclosable events not otherwise reported in the consolidated statement of financial condition or the notes thereto.

Consolidation

The consolidated statement of financial condition includes the accounts of MS&Co, PDS and certain VIEs in which MS&Co has a controlling financial interest (see Note 12).

At December 31, 2025, PDS reported $19,922 of assets, $19,862 of liabilities and $60 of equity on a stand-alone basis.

All intercompany balances and transactions with its subsidiary are eliminated in consolidation.

For entities where the total equity investment at risk is sufficient to enable the entity to finance its activities without additional subordinated financial support and the equity holders bear the economic residual risks and returns of the entity and have the power to direct the activities of the entity that most significantly affect its economic performance, MS&Co consolidates those entities it controls either through a majority voting interest or otherwise. For VIEs (*i.e.*, entities that do not meet these criteria), MS&Co consolidates those entities where it has the power to make the decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

2. Significant Accounting Policies

Fair Value of Financial Instruments

Instruments within Financial instruments owned and Financial instruments sold, not yet purchased, are measured at fair value, either as required or allowed by accounting guidance. These financial instruments primarily represent the Company's trading positions and include both cash and derivative products.

The fair value of OTC financial instruments, including derivative contracts related to financial instruments, is presented in the accompanying consolidated statement of financial condition on a net-by-counterparty basis, when appropriate. Additionally, the Company nets the fair value of cash collateral paid or received against the fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting agreement.

Fair Value Option

The Company has elected to measure certain eligible instruments at fair value, including Securities sold under agreements to repurchase ("repurchase agreements"), borrowings, Securities received as collateral and the corresponding Obligation to return securities received as collateral and Other secured financings.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.*, the "exit price") in an orderly transaction between market participants at the measurement date.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. Where the Company manages a group of financial assets, financial liabilities, and nonfinancial items accounted for as derivatives on the basis of its net exposure to either market risk or credit risk, the Company measures the fair value of that group of financial instruments consistently with how market participants would price the net risk exposure at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that requires the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest:

Level 1. Valuations based on quoted prices in active markets that the Company has the ability to access for identical assets or liabilities. Valuation adjustments, block discounts and discounts for entity-specific and contractual restrictions that would not transfer to market participants are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2. Valuations based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, significant market inputs other than quoted prices that are observable for the asset or liability, or market-corroborated inputs.

Level 3. Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3 of the fair value hierarchy.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the total fair value amount is disclosed in the level appropriate for the lowest level input that is significant to the total fair value of the asset or liability.

Valuation Techniques

Many cash instruments and OTC derivative contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. The Company carries positions at the point within the bid-ask range that meets its best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for many cash instruments and OTC derivative contracts is derived using pricing models. Pricing models take into account the contract terms, as well as multiple inputs, including, where applicable, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty, creditworthiness of the Company, option volatility and currency rates.

Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality, model uncertainty and concentration risk and funding in order to arrive at fair value. Adjustments for liquidity risk adjust model-derived mid-market amounts of Level 2 and Level 3 financial instruments for the bid-mid or mid-ask spread required to properly reflect the exit price of a risk position. Bid-mid and mid-ask spreads are marked to levels observed in trade activity, broker quotes or other external third-party data. Where these spreads are unobservable for the particular position in question, spreads are derived from observable levels of similar positions.

For OTC derivatives, the impact of changes in both the Company's and the counterparty's credit rating is considered when measuring fair value. In determining the expected exposure, the Company simulates the distribution of the future

exposure to a counterparty, then applies market-based default probabilities to the future exposure, leveraging external third-party CDS spread data. Where CDS spread data are unavailable for a specific counterparty, bond market spreads, CDS spread data based on the counterparty's credit rating or CDS spread data that reference a comparable counterparty may be utilized. The Company also considers collateral held and legally enforceable master netting agreements that mitigate its exposure to each counterparty.

In determining the fair value of a financial instrument between two affiliated entities, the Company believes that the principal market is another affiliated entity. Therefore, fair value is the price that the Company would pay to transfer a financial liability to an affiliate, or the price the Company would receive to sell or transfer a financial asset to an affiliate. Affiliates have not and do not require compensation for credit risk of the affiliated counterparty upon purchase or transfer of OTC derivatives; as such, an adjustment for the credit and funding risk would not be appropriate since credit risk is not a component of the exit price.

Adjustments for model uncertainty are taken for positions whose underlying models are reliant on significant inputs that are neither directly nor indirectly observable, hence requiring reliance on established theoretical concepts in their derivation. These adjustments are derived by making assessments of the possible degree of variability using statistical approaches and market-based information where possible.

See Note 5 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Offsetting of Derivative Instruments

In connection with its derivative activities, the Company generally enters into master netting agreements and collateral agreements with its counterparties. These agreements provide the Company with the right, in the event of a default by the counterparty, to net a counterparty's rights and obligations under the agreement and to liquidate and set off cash collateral against any net amount owed by the counterparty. Derivatives with enforceable master netting agreements are reported net of cash collateral received and posted.

However, in certain circumstances, the Company may not have such an agreement in place; the relevant insolvency regime may not support the enforceability of the master netting agreement or collateral agreement; or the Company may not have sought legal advice to support the enforceability of the agreement. In cases where the Company has not determined an agreement to be enforceable, the related amounts are not offset (see Note 6).

The Company's policy is generally to receive cash and/or securities posted as collateral (with rights of rehypothecation) in connection with derivative transactions, irrespective of the enforceability determination regarding the master netting and collateral agreement. In certain cases, the Company may agree

for such collateral to be posted by the counterparty to a third-party custodian under a control agreement that enables it to take control of such collateral in the event of a counterparty default. The enforceability of the master netting agreement is taken into account in the Company's risk management practices and application of counterparty credit limits.

For information related to offsetting of derivatives, see Note 6.

Income Taxes

Deferred tax assets and liabilities are recorded based upon the temporary differences between the consolidated statement of financial condition and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. When performing the assessment, the Company considers all types of deferred tax assets in combination with each other, regardless of the origin of the underlying temporary difference. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. If the Company subsequently determines that it would be able to realize deferred tax assets in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance.

Uncertain tax positions are recorded on the basis of a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (ii) for those tax positions that meet this threshold, the Company recognizes the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority.

Cash and Cash Equivalents

Cash and cash equivalents represent funds deposited with financial institutions, and funds deposited with clearing organizations or segregated under federal and other regulations or requirements ("Restricted cash"). Restricted cash primarily includes cash segregated in compliance with federal and other regulations, funds deposited by certain customers and the Company's initial margin deposited with clearing organizations. (see Note 3).

Contracts with Customers

Receivables from contracts with customers are recognized across the various types of receivables balances in the consolidated statement of financial condition when the underlying performance obligations have been satisfied and the Company

has the right per the contract to bill the customer. Contract assets are recognized in Other assets when the Company has satisfied its performance obligations but customer payment is conditional on something other than the passage of time, and Other liabilities and accrued expenses when the Company has collected payment from a customer based on the terms of the contract, but the underlying performance obligations are not yet satisfied.

Collateralized Financings

Securities borrowed, Securities purchased under agreements to resell ("reverse repurchase agreements"), Securities received as collateral, Securities loaned, repurchase agreements, and Obligation to return securities received as collateral are treated as collateralized financings. Reverse repurchase agreements and repurchase agreements are carried in the consolidated statement of financial condition at the amounts of cash paid or received, plus accrued interest, except for certain repurchase agreements for which the Company has elected the fair value option (see Note 5). Where appropriate, transactions with the same counterparty are reported on a net basis. Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received. Securities received as collateral and Obligation to return securities received as collateral are recorded at the fair value of the collateral received and the related obligation to return the collateral.

In order to manage credit exposure arising from these transactions, in appropriate circumstances, the Company enters into master netting agreements and collateral agreements with its counterparties. These agreements provide the Company with the right to net a counterparty's rights and obligations under the agreement and to liquidate and set off collateral held by the Company against the net amount owed by the counterparty.

The Company's policy is generally to take possession of securities purchased or borrowed in connection with reverse repurchase agreements and securities borrowed transactions, respectively, and to receive cash and/or securities delivered under repurchase agreements or securities loaned transactions (with rights of rehypothecation).

For information related to offsetting of certain collateralized transactions, see Note 8.

Securitization Activities

The Company engages in securitization activities related to U.S. agency collateralized mortgage obligations and other types of financial assets (see Note 12). Transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets and does not consolidate the transferee. The gain or loss on sale of such financial assets depends, in part, on the previous carrying amount of the assets involved in the transfer (generally at fair value) and the sum of the proceeds and the fair value of the retained interests at the date of sale. Transfers that are not accounted for as sales are treated as Other secured financings.

Receivables and Payables – Customers

Receivables from customers primarily include margin loans with prime brokerage and affiliate counterparties (net of related customer cash and short sale proceeds), exchange margin requirements and cash collateral posted on OTC derivatives. Payables to customers primarily include cash and short sale activity with prime brokerage and affiliate counterparties (net of related customer margin loans), exchange margin requirements and cash collateral received on OTC derivatives. Collateral amounts are offset with related OTC derivatives where eligible in accordance with current accounting guidance. Receivables from and payables to customers also include amounts arising from cash margin posted to and received from affiliates related to certain reverse repurchase and repurchase agreements.

Customers' securities transactions are recorded on a settlement date basis. Securities owned by customers, including those that collateralize margin loans or derivatives, are not reflected in the consolidated statement of financial condition.

Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations primarily include margin requirements in connection with the Company's trading, market making and customer facilitation activity for exchange traded and OTC derivatives, amounts on unsettled trades and amounts for securities failed to deliver by the Company to the purchaser or failed to receive by the Company from the seller by the settlement date. Receivables and payables arising from unsettled trades are reported on a net basis.

Deferred Compensation Plans

Certain current and former employees of the Company and affiliates participate in various deferred stock-based and cash-based compensation plans. Compensation expense associated with these plans is recognized over the vesting period relevant to each separately vesting portion of the award.

The Company measures compensation expense for stock-based awards at fair value. The Company determines the fair value of RSUs and PSUs based on the grant-date fair value of the common stock of the Ultimate Parent, measured as the VWAP on the date of grant.

The deferred cash-based compensation plans generally provide a return to the plan participants based upon the performance of each participant's selected referenced investments. Compensation expense for these awards is calculated based on the notional value of the award granted, adjusted for changes in the fair value of the referenced investments that employees select, until distribution of the award.

The Company enters into OTC derivative contracts with an affiliate, MSCS to economically hedge certain obligations under these deferred cash-based compensation plans.

Segment reporting

The Company represents a single operating and reportable segment based upon the nature of the financial products and services provided to counterparties and its management structure, which is consistent with the approach used by the Company's chief operating decision maker ("CODM") to assess the Company's financial performance and make key operating decisions as a whole including, but not limited to, the timing of distributions to the Parent. The Company's CODM is its Chief Financial Officer, who evaluates the Company's financial performance primarily based on the profit measure, Income before provision for income taxes, and "excess net capital" which is not a measure of profit or loss to make operational decisions while maintaining capital adequacy (see Note 18 for additional details), such as whether to reinvest profits or distribute to the Parent.

Accounting Updates Adopted in 2025

Improvements to Income Tax Disclosures

The Company adopted the *ASU 2023-09 - Income Taxes: Improvements to Income Tax Disclosures* update effective January 1, 2025. This update enhances annual income tax disclosures primarily to further disaggregate disclosures related to the income tax rate reconciliation and income taxes paid. For the income tax rate reconciliation, this update requires (1) disclosure of specific categories of reconciling items (where applicable), and (2) providing additional information for reconciling items that meet a quantitative threshold. For income taxes paid (net of refunds), this update requires disclosure of amounts disaggregated by (1) federal, state, and foreign taxes; and (2) individual jurisdictions that meet a quantitative threshold. Additionally, the update requires disclosure of (1) income (or loss) before income taxes, disaggregated between domestic and foreign; and (2) income tax expense disaggregated by federal, state and foreign. There was no impact to the Company's financial condition upon adoption of this update. See Note 17 to the financial statements for the new disclosures.

Accounting Development Updates

The FASB has issued certain accounting updates that apply to the Company. Accounting updates not listed below were assessed and determined to be either not applicable or to not have a material impact on the Company's consolidated statement of financial condition upon adoption.

ASU 2025-07 - Derivatives Scope Refinements (Issued September 2025). This update introduces targeted refinements to the derivatives accounting guidance. It expands an existing scope exception for derivative accounting to exclude certain non-exchange-traded contracts. The update is effective for the Company beginning January 1, 2027, with early adoption permitted. Transition may be applied prospectively, or under a modified retrospective approach. The Company is currently evaluating this accounting update; however, the Company does not expect a material impact on our consolidated statement of financial condition upon adoption.

ASU 2025-11 - Interim Reporting (Issued December 2025). This update improves the navigability of interim disclosure requirements and clarifies when that guidance is applicable. The amendments also add a principle for disclosing material events since the last annual reporting period, which aligns U.S. GAAP interim financial statement requirements with SEC regulations for registrants. The amendments do not expand or reduce existing disclosure requirements, rather they provide clarity on existing interim reporting requirements. The update is effective for interim periods beginning January 1, 2028, with early adoption permitted. Amendments may be applied prospectively or retrospectively. The Company is currently evaluating the disclosure impact of this accounting update; however, the Company does not expect a material impact on our consolidated statement of financial condition upon adoption.

3. Cash and Cash Equivalents

Cash and Cash equivalents is comprised of the following:

	At December 31, 2025
Cash and due from banks	$ 1,887
Restricted cash	7,378
Total	**$ 9,265**

For additional information on cash and cash equivalents, including restricted cash, see Note 2.

4. Related Party Transactions

The Company enters into transactions with the Ultimate Parent and its consolidated subsidiaries (the "Firm") in order to, among other things, manage risk, facilitate client demand, satisfy regulatory and liquidity requirements, and fund business activities. These transactions include OTC derivatives, collateralized financings and assets sold with retained exposure, as described in Notes 6, 8 and 13, respectively. The Company also obtains funding and subordinated liabilities from the Parent as described in Notes 9 and 10, respectively.

The Company clears securities, futures, and derivative transactions on various exchanges for affiliates with standard settlement terms, finances securities transactions for affiliates, and facilitates foreign exchange transactions for affiliates as part of the Firm's currency management function. Trading and margin related balances associated with these transactions are recorded within Receivables from or Payables to customers, and Receivables from or Payables to brokers, dealers and clearing organizations.

Receivables from customers include margin loans with affiliate counterparties (net of related short sale proceeds) and Payables to customers include short sale activity with affiliate counterparties (net of related customer margin loans).

The Company makes markets in debt issued by the Ultimate Parent and affiliated entities. Financial instruments owned mainly includes such issuances of $157 as of December 31, 2025.

The Company acts as an underwriter for securities issued by the Ultimate Parent and certain affiliates.

The Company participates in various deferred stock-based and cash-based compensation plans for the benefit of certain current and former employees, as described in Notes 2 and 15, as well as employee benefit plans as described in Note 16. The Company enters into OTC derivative contracts with an affiliate, MSCS, included within equity contracts in Note 6, to economically hedge certain obligations under the deferred cash-based compensation plans. The Company has recognized liabilities to the Ultimate Parent for the deferred stock-based compensation plans which are recorded in Other liabilities and accrued expenses in the consolidated statement of financial condition.

The Company has agreements with affiliates for other activities, including a tax sharing agreement with the Ultimate Parent as described in Note 17, global transfer pricing policies, and other activities as described further below. Unsettled amounts for these activities are recorded within Receivables from or Payables to affiliates and are payable on demand.

The Company applies global transfer pricing policies among affiliates. These policies are consistent with the 2022 OECD Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations. The Firm continues to engage in negotiations of Advance Pricing Agreements with selected tax authorities in respect of its key transfer pricing methodologies. The agreements reached to date do not materially impact the Company's consolidated statement of financial condition.

The Company has various agreements with an affiliated broker-dealer, MSSB, in which MSSB provides certain sales and distribution services to its clients for the Company's investment banking, equities and fixed income trading activities, and the Company provides certain research, sales and trading services to MSSB's clients.

The Company has agreements with two affiliates, MSBNA and MSSF, who charge the Company for issuing lending commitments to clients of the Company.

The Company has an agreement with an affiliated service entity, MSSG, in which MSSG agrees to provide the Company with certain services including infrastructure group support, healthcare and life insurance benefits for the employees of the Company, information processing, communications and occupancy and equipment.

The Company is the primary employing entity for business activities undertaken by the Company and certain U.S. affiliates. The Company shares certain non-interest expenses with these affiliates based on the level of business activity transacted on the affiliates relative to the Company.

Certain employees of the Company provide services for business activities conducted on certain affiliates. The Company is reimbursed by these affiliates for expenses related to these services.

On May 22, 2025 the Company made a cash distribution of $700 of member's equity to the Parent.

	At December 31, 2025
Assets and receivables from affiliated companies:	
Cash and cash equivalents	$ 50
Financial instruments owned, at fair value	210
Reverse repurchase agreements	30,863
Securities borrowed	50,091
Receivables - Customers	3,064
Receivables - Brokers, dealers and clearing organizations	4,542
Receivables - Interest and dividends	7
Receivables - Fees and other	181
Receivables - Affiliates	148
Liabilities and payables to affiliated companies:	
Financial instruments sold, not yet purchased, at fair value	$ 134
Repurchase agreements	181,149
Securities loaned	36,588
Other secured financings	34
Payables - Customers	46,704
Payables - Brokers, dealers and clearing organizations	1,750
Payables - Interest and dividends	732
Payables - Affiliates	675
Other liabilities and accrued expenses	1,448
Borrowings	28,273
Subordinated liabilities	19,000

5. Fair Values

Fair Value Measurement

Assets and Liabilities Measured at Fair Value

		At December 31, 2025			
	Level 1	Level 2	Level 3	Netting[1]	Total
Assets at fair value					
Financial instruments owned:					
U.S. Treasury and agency securities	$ 54,597	$ 48,504	$ —	$ —	$ 103,101
Other sovereign government obligations	662	1	33	—	696
State and municipal securities	—	3,024	—	—	3,024
MABS	—	1,574	192	—	1,766
Corporate and other debt	180	10,727	163	—	11,070
Corporate equities[2]	15,635	160	85		15,880
Derivative contracts:					
Interest rate	2,180	771	6	—	2,957
Credit	—	66	117	—	183
Foreign exchange	5	8,049	22	—	8,076
Equity	6,255	66,780	516	—	73,551
Commodity and other	—	23	—	—	23
Netting[1]	(6,756)	(74,605)	(558)	(1,868)	(83,787)
Total derivative contracts	$ 1,684	$ 1,084	$ 103	$ (1,868)	$ 1,003
Total financial instruments owned	$ 72,758	$ 65,074	$ 576	$ (1,868)	$ 136,540
Securities received as collateral	$ 4,779	$ 1	$ —	$ —	$ 4,780

		At December 31, 2025			
	Level 1	Level 2	Level 3	Netting[1]	Total
Liabilities at fair value					
Financial instruments sold, not yet purchased:					
U.S. Treasury and agency securities	$ 19,834	$ 2	$ —	$ —	$ 19,836
Other sovereign government obligations	378	4	2	—	384
Corporate and other debt	4	9,756	4	—	9,764
Corporate equities[2]	12,084	—	1	—	12,085
Derivative contracts:					
Interest rate	2,130	572	4	—	2,706
Credit	—	72	78	—	150
Foreign exchange	2	8,234	1	—	8,237
Equity	5,256	82,121	1,155	—	88,532
Commodity and other	—	93	8	—	101
Netting[1]	(6,756)	(74,605)	(558)	(14,990)	(96,909)
Total derivative contracts	$ 632	$ 16,487	$ 688	$ (14,990)	$ 2,817
Total financial instruments sold, not yet purchased	$ 32,932	$ 26,249	$ 695	$ (14,990)	$ 44,886
Obligation to return securities received as collateral	$ 7,308	$ 4	$ —	$ —	$ 7,312
Repurchase agreements	—	252	445	—	697
Other secured financings	—	2,474	—	—	2,474
Borrowings	—	—	—	—	—

1. For positions with the same counterparty that cross over the levels of the fair value hierarchy, both counterparty netting and cash collateral netting are included in the column titled "Netting". Positions classified within the same level that are with the same counterparty are netted within that level. For further information on derivative instruments, see Note 6.
2. For trading purposes, the Company holds or sells short equity securities issued by entities in diverse industries and of varying sizes.

Valuation Techniques for Assets and Liabilities Measured at Fair Value

Asset and Liability/Valuation Technique	Valuation Hierarchy Classification
U.S. Treasury and Agency Securities	
U.S. Treasury Securities	
• Fair value is determined using quoted market prices.	• Level 1 - as actively traded and prices are observable
U.S. Agency Securities	
• Non-callable agency-issued debt securities are generally valued using quoted market prices, and callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for comparable instruments. • The fair value of agency mortgage pass-through pool securities is model-driven based on spreads of comparable to-be-announced securities. • CMOs are generally valued using quoted market prices and trade data adjusted by subsequent changes in related indices for comparable instruments.	• Level 1 - on-the-run agency issued debt securities if actively traded and prices are observable • Level 2 - all other agency issued debt securities, agency mortgage pass-through pool securities and CMOs if actively traded and inputs are observable
Other Sovereign Government Obligations	
• Fair value is determined using quoted prices in active markets when available. When not available, quoted prices in less-active markets are used. In the absence of position-specific quoted prices, fair value may be determined through benchmarking from comparable instruments.	• Level 1 - if actively traded and prices are observable • Level 2 - if the market is less active or prices are dispersed • Level 3 - In instances where the trading activity is limited or the prices are unobservable
State and Municipal Securities	
• Fair value is determined using recently executed transactions, market price quotations or pricing models that factor in, where applicable, interest rates, bond or CDS spreads, adjusted for any basis difference between cash and derivative instruments.	• Level 2 - if value based on observable market data for comparable instruments • Level 3 - In instances where market data are not observable
MABS	
• MABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. • When position-specific external price data are not observable, the fair value determination may require benchmarking to comparable instruments, and/or analyzing expected credit losses, default and recovery rates, and/or applying discounted cash flow techniques. When evaluating the comparable instruments for use in the valuation of each security, security collateral-specific attributes, including payment priority, credit enhancement levels, type of collateral, delinquency rates and loss severity, are considered. In addition, for RMBS borrowers, FICO scores and the level of documentation for the loan are considered. • Market standard cash flow models may be utilized to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, and default and prepayment rates for each asset category. • Valuation levels of RMBS and CMBS indices are used as an additional data point for benchmarking purposes or to price outright index positions.	• Level 2 - if value based on observable market data for comparable instruments • Level 3 - if external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance or other inputs

Asset and Liability/Valuation Technique	Valuation Hierarchy Classification

Corporate and Other Debt

Corporate Bonds

- Fair value is determined using recently executed transactions, market price quotations, bond spreads and CDS spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments.
- The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference comparable issuers are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to comparable instruments or cash flow models with yield curves, bond or single name CDS spreads and recovery rates or loss given default as significant inputs.
- Corporate and other debt includes contracts that are not classified as OTC derivatives because they fail initial net investment criterion. See the Derivative Contracts section below for a description of the valuation technique applied to such contracts.

- Level 2 - if value based on observable market data for comparable instruments
- Level 3 - in instances where prices or significant spread inputs are unobservable

CDO

- The Company holds cash CDOs that typically reference a tranche of an underlying synthetic portfolio of single name CDS spreads collateralized by corporate bonds ("CLN") or cash portfolio of ABS/loans ("asset-backed CDOs").
- Credit correlation, a primary input used to determine the fair value of CLNs, is usually unobservable and derived using a benchmarking technique. Other model inputs such as credit spreads, including collateral spreads, and interest rates are typically observable.
- Asset-backed CDOs are valued based on an evaluation of the market and model input parameters sourced from comparable instruments as indicated by market activity. Each asset-backed CDO position is evaluated independently taking into consideration available comparable market levels, underlying collateral performance and pricing, deal structures and liquidity.

- Level 2 - when either comparable market transactions are observable or the credit correlation input is insignificant
- Level 3 - when either comparable market transactions are unobservable or the credit correlation input is significant

Supranational and Government Regional Bonds

- Fair value is determined using quoted prices in active market when available. When not available, quoted prices in less active markets are used. In the absence of position-specific quoted prices, fair value may be determined through benchmarking from comparable instruments.

- Level 1 - if actively traded and prices are observable.
- Level 2 - if the market is less active or prices are dispersed.
- Level 3 - in instances where the trading activity is limited or the prices are unobservable.

Corporate Equities

- Exchange-traded equity securities are generally valued based on quoted prices from the exchange.
- Unlisted equity securities are generally valued based on an assessment of each security, considering rounds of financing and third-party transactions, discounted cash flow analyses and market-based information, including comparable transactions, trading multiples and changes in market outlook, among other factors.

- Level 1 - actively traded exchange-traded securities
- Level 2 - if not actively traded, inputs are observable, or undergoing a recent M&A event or corporate action
- Level 3 - if not actively traded, inputs are unobservable, or if undergoing an aged M&A event or corporate action

Asset and Liability/Valuation Technique	Valuation Hierarchy Classification
Derivative Contracts and Other Contracts *Exchange-Traded Derivative Contracts* • Exchange-traded derivatives that are actively traded are valued based on quoted prices from the exchange. • Exchange-traded derivatives that are not actively traded are valued using the same techniques as those applied to OTC derivatives.	• Level 1 - when actively traded • Level 2 - when not actively traded • Level 3 - when not actively traded and inputs are unobservable
OTC Derivative Contracts • OTC derivative contracts include forward, swap and option contracts related to interest rates, foreign currencies, credit standing of reference entities, or equity prices. • Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be modelled using a series of techniques, including closed-form analytic formulas, such as the Black-Scholes option-pricing model, simulation models or a combination thereof. Many pricing models do not entail material subjectivity as the methodologies employed do not necessitate significant judgment, since model inputs may be observed from actively quoted markets, as is the case for generic interest rate swaps, many equity and foreign currency option contracts, and certain CDS. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the financial services industry. • More complex OTC derivative products are typically less liquid and require more judgment in the implementation of the valuation technique since direct trading activity or quotes are unobservable. This includes certain types of interest rate derivatives with both volatility and correlation exposure, equity or foreign currency derivatives that are either longer-dated or include exposure to multiple underlyings, and credit derivatives, including CDS on certain mortgage or asset backed securities and basket CDS. Where required inputs are unobservable, relationships to observable data points, based on historical and/or implied observations, may be employed as a technique to estimate the model input values. For further information on the valuation techniques for OTC derivative products, see Note 2.	• Level 2 - when valued using observable inputs supported by market liquidity, or where the unobservable input is not deemed significant. • Level 3 - when valued using observable inputs with limited market liquidity or if an unobservable input is deemed significant
Securities Received as Collateral and Obligation to Return Securities Received as Collateral • Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied. • Unlisted equity securities are generally valued based on an assessment of each underlying security, considering rounds of financing and third-party transactions, discounted cash flow analyses and market-based information, including comparable transactions, trading multiples and changes in market outlook, among other factors.	• Level 1 - actively traded exchange-traded securities • Level 2 - if not actively traded, inputs are observable, or undergoing a recent M&A event or corporate action • Level 3 - if not actively traded, inputs are unobservable, or if undergoing an aged M&A event or corporate action
Repurchase Agreements • Fair value is computed using a standard cash flow discounting methodology. • The inputs to the valuation include contractual cash flows and collateral funding spreads, which are the incremental spread over the OIS rate for a specific collateral rate (which refers to the rate applicable to a specific type of security pledged as collateral).	• Level 2 - when the valuation inputs are observable • Level 3 - in instances where an unobservable input is deemed significant
Other Secured Financings and Borrowings • Other Secured financings primarily include contracts that are not repurchase or securities lending transactions. Borrowings include contracts that are not classified as OTC derivatives because they fail initial net investment criterion. See the Derivative Contracts section above for a description of the valuation technique applied to the Company's Other secured financings and Borrowings.	• Level 2 - when valued using observable inputs, or where the unobservable input is not deemed significant

Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

Valuation Techniques and Unobservable Inputs

	Balance / Range (Average[1])
	At December 31, 2025
Assets at fair value	
Financial instruments owned:	
Other sovereign government obligations	$ 33
Comparable pricing:	
Bond price	92 to 100 bps (100 bps / 100 bps)
MABS	192
Comparable pricing:	
Bond price	15 to 76 points (50 points)
Corporate and other debt	163
Comparable pricing:	
Bond price	33 to 177 points (87 points)
Corporate equities	85
Market approach:	
EBITDA multiple	4.14 times
Comparable pricing:	
Equity price	17 to 61 points (34 points)
Net derivative contracts:	
Credit	39
Discounted cash flow:	
Funding spread	-12 to 157bps (45bps)
Equity	(639)
Option model:	
Equity volatility	4% to 130% (35%)
Equity volatility skew	-11% to 3% (-1%)
Equity - Equity correlation	6% to 100% (82%)
Equity - Foreign exchange correlation	-87% to 90% (-21%)
FX contracts	21
Option model:	
FX volatility skew	17% to 17% (17%)
Interest Rate Curve	-1% to 14% (1% / 0%)
Commodity and other	(8)
Option model:	
Commodity volatility	20% to 28% (22%)
Commodity volatility skew	-1% to 1% (1%)
Liabilities at fair value	
Repurchase agreements:	(445)
Discounted cash flow:	
Funding spread	18 to 109 bps (63 bps / 63 bps)

Points—Percentage of par

1. A single amount is disclosed for range and average when there is no significant difference between the minimum, maximum, and average. Amounts represent weighted averages except where simple averages and the median of the inputs are more relevant.

The previous table provides information on the valuation techniques, significant unobservable inputs, and the ranges and averages for each major category of assets and liabilities measured at fair value with a significant Level 3 balance. The level of aggregation and breadth of products cause the range of inputs to be wide and not evenly distributed across the inventory of financial instruments. Further, the range of unobservable inputs may differ across firms in the financial services industry because of diversity in the types of products included in each firm's inventory. Generally, there are no predictable relationships between multiple significant unobservable inputs attributable to a given valuation technique.

During 2025, there were no significant revisions made to the descriptions of the Company's significant unobservable inputs.

An increase (decrease) to the following significant unobservable inputs would generally result in a higher (lower) fair value.

- Comparable Bond Price: A pricing input used when prices for the identical instrument are not available. Significant subjectivity may be involved when fair value is determined using pricing data available for comparable instruments. Valuation using comparable instruments can be done by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable bond, then adjusting that yield (or spread) to derive a value for the bond. The adjustment to yield (or spread) should account for relevant differences in the bonds such as maturity or credit quality. Alternatively, a price-to-price basis can be assumed between the comparable instrument and the bond being valued in order to establish the value of the bond.

- Comparable Equity Price. A price derived from equity raises, share buybacks and external bid levels, etc. A discount or premium may be included in the fair value estimate.

- EBITDA Multiple: The ratio of enterprise value to EBITDA, where enterprise value is the aggregate value of equity and debt minus cash and cash equivalents. The EBITDA multiple reflects the value of a company in terms of its full-year EBITDA. This multiple allows comparison between companies from an operational perspective as the effect of capital structure, taxation and depreciation/ amortization is excluded.

An increase (decrease) to the following significant unobservable inputs would generally result in a lower (higher) fair value.

- Funding Spread: The cost of borrowing defined as the incremental spread over the OIS rate for a specific collateral rate (which refers to the rate applicable to a specific type of security pledged as collateral).

An increase (decrease) to the following significant unobservable inputs would generally result in an impact to the fair value, but

the magnitude and direction of the impact would depend on whether the Company is long or short the exposure.

- Correlation. A pricing input where the payoff is driven by more than one underlying risk. Correlation is a measure of the relationship between the movement of two variables (i.e., how the change in one variable influences a change in the other variable).

- Interest Rate Curve. The term structure of interest rates (relationship between interest rates and the time to maturity) and a market's measure of future interest rates at the time of observation. An interest rate curve is used to set interest rate and foreign exchange derivative cash flows and is a pricing input used in the discounting of any OTC derivative cash flow.

- Volatility: The measure of variability in possible returns for an instrument given how much that instrument changes in value over time. Volatility is a pricing input for options and, generally, the lower the volatility, the less risky the option. The level of volatility used in the valuation of a particular option depends on a number of factors, including the nature of the risk underlying that option, the tenor and the strike price of the option.

- Volatility skew: The measure of the difference in implied volatility for options with identical underliers and expiry dates but with different strikes.

Financial Instruments Not Measured at Fair Value

		At December 31, 2025			
			Fair Value		
	Carrying Value	Level 1	Level 2	Level 3	Total
Financial assets					
Cash and cash equivalents	$ 9,265	$ 9,265	$ —	$ —	$ 9,265
Reverse repurchase agreements	113,685	—	113,685	—	113,685
Securities borrowed	184,709	—	184,709	—	184,709
Receivables:					
Customers	42,312	—	42,312	—	42,312
Brokers, dealers and clearing organizations	7,139	—	7,139	—	7,139
Interest and dividends	918	—	918	—	918
Fees and other	998	—	998	—	998
Affiliates	148	—	148	—	148
Other assets	49	—	49	—	49
Financial liabilities					
Repurchase agreements	$ 210,115	$ —	$ 210,115	$ —	$ 210,115
Securities loaned	38,671	—	38,671	—	38,671
Other secured financings	5	—	5	—	5
Payables:					
Customers	128,179	—	128,179	—	128,179
Brokers, dealers and clearing organizations	7,610	—	7,610	—	7,610
Interest and dividends	1,298	—	1,298	—	1,298
Affiliates	675	—	675	—	675
Other liabilities and accrued expenses	355	—	355	—	355
Borrowings	28,273	—	28,334	—	28,334
Subordinated liabilities	19,000	—	19,902	—	19,902

The previous table excludes certain financial instruments such as deferred compensation arrangements.

6. Derivative Instruments

The Company trades and makes markets globally in exchange-traded futures and options, as well as OTC swaps, forwards, options and other derivatives referencing, among other things, interest rates, equities, currencies, bonds, credit indices, and MABS. The Company uses these instruments for market-making, managing foreign currency and credit exposure, and

asset and liability management. The Company does not apply hedge accounting.

The Company manages its market-making positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including a variety of derivative products (*e.g.*, futures, forwards, swaps and options).

The Company manages the market risk associated with its market-making activities on a company-wide basis, on a worldwide trading division level and on an individual product basis.

	Derivative Assets at December 31, 2025							
	Fair Value				Notional[3]			
	Bilateral OTC	Cleared OTC	Exchange-Traded	Total	Bilateral OTC	Cleared OTC	Exchange-Traded	Total
Derivative contracts								
Interest rate	$ 1,805	$ 1,149	$ 3	$ 2,957	$ 492,621	$ 303,689	$ 15,119	$ 811,429
Credit	183	—	—	183	11,154	—	—	11,154
Foreign exchange	8,053	—	23	8,076	408,375	—	1,040	409,415
Equity	27,348	—	46,203	73,551	387,409	—	543,545	930,954
Commodity and other	23	—	—	23	648	—	131	779
Total gross derivative contracts	**37,412**	**1,149**	**46,229**	**84,790**	**1,300,207**	**303,689**	**559,835**	**2,163,731**
Amounts offset								
Counterparty netting	(36,207)	(743)	(45,941)	(82,891)				
Cash collateral netting	(490)	(406)	—	(896)				
Total derivative assets	**715**	**—**	**288**	**1,003**				
Amounts not offset[1]								
Financial instruments collateral	(128)	—	—	(128)				
Net amounts	**$ 587**	**$ —**	**$ 288**	**$ 875**				
Amounts for which master netting or collateral agreements are not in place or may not be legally enforceable, included in Net Amounts				**$ 377**				

	Derivative Liabilities at December 31, 2025							
	Fair Value				Notional[3]			
	Bilateral OTC	Cleared OTC	Exchange-Traded	Total	Bilateral OTC	Cleared OTC	Exchange-Traded	Total
Derivative contracts								
Interest rate	$ 1,957	$ 747	$ 2	$ 2,706	$ 556,043	$ 226,346	$ 43,846	$ 826,235
Credit	150	—	—	150	12,548	—	—	12,548
Foreign exchange	8,226	—	11	8,237	411,455	—	830	412,285
Equity	41,866	—	46,666	88,532	520,482	—	597,628	1,118,110
Commodity and other[2]	101	—	—	101	5,993	—	34	6,027
Total gross derivative contracts	**52,300**	**747**	**46,679**	**99,726**	**1,506,521**	**226,346**	**642,338**	**2,375,205**
Amounts offset								
Counterparty netting	(36,207)	(743)	(45,941)	(82,891)				
Cash collateral netting	(14,018)	—	—	(14,018)				
Total derivative liabilities	**2,075**	**4**	**738**	**2,817**				
Amounts not offset[1]								
Financial instruments collateral	(20)	—	(738)	(758)				
Net amounts	**$ 2,055**	**$ 4**	**$ —**	**$ 2,059**				
Amounts for which master netting or collateral agreements are not in place or may not be legally enforceable, included in Net Amounts				**$ 1,468**				

1. Amounts relate to master netting agreements and collateral agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.
2. Other primarily represents liquidity obligations with affiliates, accounted for as options, to support secondary market trading of debt and warrants issued by affiliates.
3. The Company believes that the notional amounts of derivative contracts generally overstate its exposure. In most circumstances, notional amounts are used only as a reference point from which to calculate amounts owed between the parties to the contract. Furthermore, notional amounts do not reflect the benefit of legally enforceable netting arrangements or risk mitigating transactions.

Net Derivative Liabilities and Collateral Posted

	At December 31, 2025
Net derivative liabilities with credit risk-related contingent features	$ 83
Collateral posted	22

The previous table presents the aggregate fair value of certain derivative contracts that contain credit risk-related contingent features that are in a net liability position for which the Company has posted collateral in the normal course of business.

The Company enters into agreements where upon the downgrade of one party, the downgraded party must deliver collateral to the other party. These bilateral downgrade arrangements are used by the Company to manage the risk of counterparty downgrades. The additional collateral or termination payments that may be called in the event of a future credit rating downgrade vary by contract and can be based on either the counterparty's or the Ultimate Parent's credit ratings by Moody's Investors Service, Inc. and S&P Global Ratings and/or other rating agencies. At December 31, 2025, the future potential incremental collateral amounts and termination payments for the Company that could be called or required by counterparties or exchange and clearing organizations in the event of two-notch downgrade scenario based on the relevant contractual downgrade triggers was $2.

Maximum Potential Payout/Notional of Credit Protection Sold[1]

	Years to Maturity at December 31, 2025					Fair Value Asset/ (Liability)
	< 1	1-3	3-5	Over 5	Total	
Index and basket CDS						
Non-investment Grade	$275	$ 248	$3,535	$ —	$4,058	$ 7
Total CDS sold	275	248	3,535	—	4,058	7
Other credit contracts	—	14	7	90	111	21
Total credit protection sold	$275	$ 262	$3,542	$ 90	$4,169	$ 28
CDS protection sold with identical protection purchased					$4,058	

1. Investment grade/Non-investment grade determination is based on the internal credit rating of the reference obligation. Internal credit ratings serve as the CRM's assessment of credit risk and the basis for a comprehensive credit limits framework used to control credit risk. The Company uses quantitative models and judgment to estimate the various risk parameters related to each obligor.

Protection Purchased with CDS

	At December 31, 2025	
	Fair Value Asset	Notional
Index and basket	$ (11)	$ 5,906
Tranched index and basket	(6)	600
Total	$ (17)	$ 6,506

The Company enters into credit derivatives, principally CDS, under which it receives or provides protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. The Company's counterparties for these derivatives are affiliates.

The fair value amounts as shown in the previous tables are prior to cash collateral or counterparty netting.

The purchase of credit protection does not represent the sole manner in which the Company risk manages its exposure to credit derivatives. The Company manages its exposure to these derivative contracts through a variety of risk mitigation strategies, which include managing the credit and correlation risk across non-tranched indices and baskets, and cash positions. The Company may also recover amounts on the underlying reference obligation delivered to the Company under CDS where credit protection was sold.

Index and Basket CDS. Index and basket CDS are products where credit protection is provided on a portfolio of single-name CDS. Generally, in the event of a default on one of the underlying names, the Company pays a pro rata portion of the total notional amount of the CDS.

Tranched Index and Basket. The Company also enters into tranched index and basket CDS where credit protection is provided on a particular portion of the portfolio loss distribution. The most junior tranches cover initial defaults, and once losses exceed the notional of the tranche, they are passed on to the next most senior tranche in the capital structure.

Other Credit Contracts. The Company has invested in CDOs, which are hybrid instruments containing embedded derivatives, in which credit protection has been sold to the issuer of the note. If there is a credit event of a reference entity underlying the instrument, the principal balance of the note may not be repaid in full to the Company.

7. Receivables from Contracts with Customers

Receivables from contracts with customers, which are included across the various types of Receivables balances in the Company's consolidated statement of financial condition, arise when the Company has both recorded revenues and has the right per the contract to bill customers. At January 1, 2025 and December 31, 2025, the balances related to Receivables from contracts with customers were $337 and $442 respectively.

8. Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, accommodate customers' and affiliates' needs, finance its inventory positions, and meet liquidity and regulatory requirements.

The Company monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and requests or posts additional collateral as provided under the applicable agreement to ensure such

transactions are adequately collateralized, or that excess collateral is returned.

The risk related to a decline in the market value of collateral pledged or received is managed by setting appropriate market-based margin requirements. Increases in collateral margin calls on repurchase agreements and securities loaned transactions (collectively, "secured financing payables") due to market value declines may be mitigated by increases in collateral margin calls on reverse repurchase agreements and securities borrowed transactions with similar quality collateral. Additionally, the Company may request lower quality collateral pledged be replaced with higher quality collateral through collateral substitution rights in the underlying agreements.

The Company actively manages its secured financing payables in a manner that reduces the potential refinancing risk of secured financing payables of less liquid assets and also considers the quality of collateral when negotiating collateral eligibility with counterparties. The Company utilizes shorter-term secured financing payables for highly liquid assets and establishes longer tenor limits for less liquid assets, for which funding may be at risk in the event of a market disruption.

Offsetting of Certain Collateralized Transactions

	Gross Amounts	Amounts Offset	Net Amounts Presented	Amounts Not Offset[1]	Net Amounts
	At December 31, 2025				
Assets					
Reverse repurchase agreements	$332,485	$ (218,800)	$ 113,685	$ (111,596)	$ 2,089
Securities borrowed	257,463	(72,754)	184,709	(180,030)	4,679
Liabilities					
Repurchase agreements	$429,612	$ (218,800)	$ 210,812	$ (206,074)	$ 4,738
Securities loaned	111,425	(72,754)	38,671	(38,552)	119
Amounts for which master netting agreements are not in place or may not be legally enforceable, included in Net Amounts					
Reverse repurchase agreements				$	810
Securities borrowed					11
Repurchase agreements					4,359
Securities loaned					—

1. Amounts relate to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

For information related to offsetting of derivatives, see Note 6.

Gross Secured Financing Payables by Remaining Contractual Maturity

	Overnight and Open	Less than 30 Days	30-90 Days	Over 90 Days	Total
	At December 31, 2025				
Repurchase agreements	$ 295,167	$ 71,245	$47,043	$16,157	$429,612
Securities loaned	111,415	10	—	—	111,425
Total included in the offsetting disclosure	$ 406,582	$ 71,255	$47,043	$16,157	$541,037
Obligation to return securities received as collateral	7,312	—	—	—	7,312
Total	$ 413,894	$ 71,255	$47,043	$16,157	$548,349

Gross Secured Financing Payables by Class of Collateral Pledged

	At December 31, 2025
Repurchase agreements	
U.S. Treasury and agency securities	$ 367,252
Other sovereign government obligations	17,530
Corporate equities	7,879
Corporate and other debt	5,977
Other	30,974
Total	$ 429,612
Securities loaned	
Corporate equities	$ 103,217
Other	8,208
Total	$ 111,425
Total included in the offsetting disclosure	$ 541,037
Obligation to return securities received as collateral	
Corporate equities	$ 7,304
Other	8
Total	$ 7,312
Total	$ 548,349

Carrying Value of Assets Loaned or Pledged without Counterparty Right to Sell or Repledge

	At December 31, 2025
Financial instruments owned	$ 11,040
Securities received as collateral	276

The Company pledges its financial instruments owned to collateralize repurchase agreements, securities loaned, other secured financings, and derivatives, as well as for delivery to counterparties to cover short positions held by the Company and by customers. Counterparties may or may not have the right to sell or repledge the collateral.

Pledged financial instruments that can be sold or repledged by the secured party are identified as Financial instruments owned (pledged as collateral) in the Company's consolidated statement of financial condition.

In instances where the Company is the lender in securities-for-securities transactions and permitted to sell or repledge these

securities, it reports the fair value of the collateral received and the related obligation to return the collateral in the consolidated statement of financial condition, with pledged securities that can be sold or repledged by the secured party identified as Securities received as collateral (pledged as collateral) in the Company's consolidated statement of financial condition. The Company applies position netting to offset the Securities received as collateral against Financial instruments sold, not yet purchased. Securities-for-securities transactions where the Company is the borrower are not included in the consolidated statement of financial condition.

Fair Value of Collateral Received with Right to Sell or Repledge

	At December 31, 2025	
Collateral received with right to sell or repledge	$	863,325
Collateral that was sold or repledged[1]		764,747

1. Does not include securities segregated under federal and other regulations or requirements.

The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed, securities-for-securities transactions, derivatives, and customer margin loans. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to collateralize repurchase agreements, securities loaned, and derivatives, as well as for delivery to counterparties to cover short positions held by the Company and by customers, including affiliates.

Securities Segregated for Regulatory Purposes

Securities deposited with clearing organizations or segregated under federal and other regulations or requirements are sourced from reverse repurchase agreements and Financial instruments owned in the Company's consolidated statement of financial condition. At December 31, 2025, the amount of segregated securities sourced from reverse repurchase agreements and Financial instruments owned was $22,146.

Customer Margin Lending

The Company provides margin lending arrangements which allow customers, including affiliates, to borrow against the value of qualifying securities. Receivables from these arrangements are included within Receivables - Customers in the Company's consolidated statement of financial condition. Under these arrangements, the Company receives collateral, including U.S. Treasury and agency securities, other sovereign government obligations, corporate and other debt, and corporate equities. Margin loans are collateralized by customer-owned securities held by the Company. The Company monitors required margin levels and established credit terms daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

Margin loans are extended on a demand basis and generally are not committed facilities. Factors considered in the review of margin loans are the amount of the loan, the intended purpose, the degree of leverage being employed in the account and the amount of collateral, as well as an overall evaluation of the portfolio to ensure proper diversification or, in the case of concentrated positions, appropriate liquidity of the underlying collateral or potential hedging strategies to reduce risk.

Underlying collateral for margin loans is reviewed with respect to the liquidity of the proposed collateral positions, valuation of securities, historic trading range, volatility analysis and an evaluation of industry concentrations. For these transactions, adherence to the Company's collateral policies significantly limits its credit exposure in the event of a customer default. The Company may request additional margin collateral from customers if appropriate and, if necessary, may sell securities that have not been paid for or purchase securities sold but not delivered from customers. At December 31, 2025, the balance related to customer receivables representing margin loans (net of related customer cash and short sale proceeds) was $38,899.

9. Borrowings and Other Secured Financings

Borrowings

	Variable Rate At December 31, 2025	
Original maturities of one year or less:		
Next 12 months	$	26,316
Original maturities greater than one year:		
2026	$	—
2027		1,957
Total	$	1,957
Total borrowings	$	28,273
Weighted average coupon rate at period-end[2]		5.09 %
Weighted average stated maturity, in years[1]		1.1

1. Weighted average maturity includes borrowings with original maturities greater than one year.
2. Weighted average coupon is calculated on borrowings with original maturities greater than one year and excludes financial instruments for which the fair value option was elected

Borrowings with original maturities of one year or less consist of unsecured borrowings from the Parent that mature in less than 12 months.

Borrowings with original maturities greater than one year consist of unsecured borrowings from the Parent which can be terminated by the Parent or the Company and repayment will be required in 13 months from the date of termination.

The interest rates for unsecured borrowings from the Parent are established by the Treasury function of the Firm. These rates generally reflect the rate of interest that the Firm incurs in funding its business (the "Firm proxy rate").

Other Secured Financings

	Fixed Rate	Variable Rate[1]	Total
	At December 31, 2025		
Original maturities:			
Greater than one year			
2026	$ —	$ 2,440	$2,440
2027	—	34	34
Thereafter	5	—	5
Total	$ 5	$ 2,474	$2,479
Total other secured financing	$ 5	$ 2,474	$2,479
Weighted average coupon rate at period-end[2]	6.59 %		6.59 %

1. Variable rate other secured financings bear interest based on a variety of indices. Amounts include borrowings linked to equity indices.
2. Includes only Other secured financings with original maturities greater than one year. Weighted average coupon is calculated utilizing U.S. dollar interest rates and excludes secured financings that are linked to non-interest indices and for which the fair value option was elected.

Other secured financings primarily include liabilities related to secured funding trades that are not repurchase or securities lending transactions. These liabilities are generally payable from the cash flows of the related assets accounted for as Financial instruments owned. See Note 12 for further information on other secured financings related to VIEs and securitization activities. Other secured financings also consist of contracts which are not classified as OTC derivatives because they fail initial net investment criterion.

10. Subordinated Liabilities

The maturity dates, interest rates and book value of the subordinated liabilities with the Parent at December 31, 2025 are as follows:

Subordinated Liabilities	Maturity Date	Interest Rate	Book Value
Cash subordination agreement	January 24, 2032	5.09 %	$ 13,000
Subordinated revolving credit agreement	December 8, 2032	5.09 %	6,000
Total			**$ 19,000**

The Company has a Subordinated Revolving Credit Agreement of $11,000, of which $6,000 has been drawn.

The interest rates for the above agreements are in line with the Firm proxy rate, with the Subordinated Revolving Credit Agreement subject to a cap.

11. Commitments, Leases, Guarantees and Contingencies

Commitments

	Less than 1	1 - 3	3 - 5	Over 5	Total
	Years to Maturity at December 31, 2025				
Forward-starting secured financing receivables[1]	$68,009	$ —	$ —	$ —	$ 68,009
Central counterparty	11,680	—	—	—	11,680
Letters of credit	—	3	—	—	3
Total	$79,689	$ 3	$ —	$ —	$ 79,692

1. These amounts primarily include secured financing receivables yet to settle as of December 31, 2025, with settlement generally occurring within three business days.

Since commitments associated with these instruments may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.

Types of Commitments

Forward-Starting Secured Financing Receivables. These commitments include reverse repurchase agreements that the Company has entered into prior to the date of the consolidated statement of financial condition that will settle after December 31, 2025. These transactions are primarily secured by collateral from U.S. government agency securities and other sovereign government obligations when they are funded.

Central Counterparty. These commitments relate to the Company's membership in a clearinghouse and are contingent upon the default of a clearinghouse member or other stress events.

Letters of Credit. The Company has outstanding letters of credit issued by third-party banks to certain of the Company's counterparties.

Leases

The Company's leases are principally non-cancelable operating real estate leases.

Statement of Financial Condition Amounts Related to Leases

	At December 31, 2025
Other assets - ROU assets	$ 48
Other liabilities and accrued expenses -	
Lease liabilities	52
Weighted-average for operating leases:	
Remaining lease term, in years	4.7
Discount rate	4.9 %

Leases Liabilities

	At December 31, 2025
2026	13
2027	15
2028	13
2029	4
2030	5
Thereafter	8
Total undiscounted cash flows	$ 58
Imputed interest	(6)
Amount on statement of financial condition	$ 52

Occupancy lease agreements, in addition to base rentals, generally provide for rent and operating expense escalations resulting from increased assessments for real estate taxes and other charges.

Guarantees

Maximum Potential Payout/Notional of Obligations under Guarantee Arrangements

	Years to Maturity at December 31, 2025				
	Less than 1	1-3	3-5	Over 5	Carrying Amount Asset / (Liability)
Non-credit derivatives[1,2]	$284,930	$ 73,143	$ 32,394	$ 8,978	$(12,374)
Client clearing guarantees	2,686	—	—	—	—

1. Non-credit derivatives primarily consists of equity contracts.
2. The carrying amounts of derivative contracts that meet the accounting definition of a guarantee are shown on a gross basis. For further information on derivative contracts, see Note 6.

Types of Guarantees

Derivative Contracts. Certain derivative contracts meet the accounting definition of a guarantee, including certain written options, contingent forward contracts and CDS (see Note 6 regarding credit derivatives in which the Company has sold credit protection to the counterparty which are excluded from the previous table). Non-credit derivative contracts that meet this accounting definition of a guarantee are included in the previous table, with the notional amount used as the maximum potential payout for certain derivative contracts. The Company evaluates collateral requirements for all derivatives, including derivatives that do not meet the accounting definition of a guarantee. For the effects of cash collateral and counterparty netting, see Note 6.

In certain situations, collateral may be held by the Company for those contracts that could meet the definition of a guarantee. Generally, the Company sets collateral requirements by counterparty so that the collateral covers various transactions and products and is not allocated specifically to individual contracts. Also, the Company may recover amounts related to the underlying asset delivered to the Company under the derivative contract.

Client Clearing Guarantees. The Company is a sponsoring member of the Government Securities Division of FICC's Sponsored Clearing Model. Clients of the Company, as sponsored members, can transact in overnight and term securities repurchase and reverse repurchase agreements, which are cleared through the FICC. As sponsoring member, the Company guarantees to the FICC the prompt and full payment and performance of its clients' obligations.

The Company could be responsible for liquidation of a sponsored member's account and guarantees any resulting loss to the FICC in the event the sponsored member fails to fully pay any net liquidation amount due from the sponsored member to the FICC. Accordingly, the Company's maximum potential payout amount as of December 31, 2025 reflects the total of the estimated net liquidation amounts for sponsored member accounts. The Company minimizes credit exposure under this guarantee by obtaining a security interest in its sponsored member clients' collateral and their contractual rights under sponsored member transactions. Therefore, the Company's exposure is estimated to be an amount substantially lower than the maximum potential payout amount. The collateral amount in which the Company has a security interest is approximately equal to the maximum potential payout amount of the guarantee.

Other Guarantees

Exchange/Clearinghouse Member Guarantees. The Company is a member of various exchanges and clearinghouses that trade and clear securities and/or derivative contracts. Associated with its membership, the Company may be required to pay a certain amount as determined by the exchange or the clearinghouse in case of a default of any of its members or pay a proportionate share of the financial obligations of another member that may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships and the forms of these guarantees may vary, in general the Company's obligations under these rules would arise only if the exchange or clearinghouse had previously exhausted its resources.

In addition, some clearinghouse rules require members to assume a proportionate share of losses resulting from the clearinghouse's investment of guarantee fund contributions and initial margin, and of other losses unrelated to the default of a clearing member,

if such losses exceed the specified resources allocated for such purpose by the clearinghouse.

The maximum potential payout under these rules cannot be estimated. The Company has not recorded any contingent liability in its consolidated statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Futures and Over-the-Counter Derivatives Clearing. The Company provides clearing services for exchange traded and OTC derivative contracts on CCPs for both third-party clients and, where applicable, for certain affiliates under intercompany arrangements (collectively "Clients"). The Company has concluded that it acts as an agent for accounting purposes in its role as clearing member for these transactions. As such, the Company does not reflect the underlying exchange-traded or OTC derivatives contracts in its consolidated statement of financial condition. See Note 6 for a discussion of the Company's derivatives activities that are reflected in its consolidated statement of financial condition.

As a clearing member, the Company is responsible to the CCP for the performance of its Clients, collects cash and securities collateral (margin) as well as any settlement amounts due from or to Clients, and remits them to the relevant CCP or Client in whole or part. There are two types of margin: variation margin is posted on a daily basis based on the value of Clients' derivative contracts and initial margin is posted at inception of a derivative contract, generally on the basis of the potential changes in the variation margin requirement for the contract.

As a clearing member, the Company is exposed to the risk of non-performance by its Clients to CCPs but is not liable to Clients for the performance of the CCPs. Where possible, the Company seeks to mitigate its risk to the Client through the collection of appropriate amounts of margin at inception and throughout the life of the transactions. In the event of non-performance by a Client, the Company would close out the Client's positions and access available margin. The CCP would utilize any margin it holds to make itself whole, with any remaining shortfalls required to be paid by the Company as a clearing member.

It is difficult to estimate the Company's maximum possible exposure through its role as a clearing member as it depends on the nature and volume of Clients' future transactions, market conditions and potential Client defaults. However, based upon historical experience, the Company's exposure is significantly mitigated by the credit risk mitigants available to the Company. As a result, management believes that the risk of material loss to the Company is expected to be remote.

Indemnities. The Company provides indemnities to two affiliates, MSBNA and MSPBNA, related to services that certain employees and vendors of the Company provide for business activities conducted by these affiliates. MSBNA and MSPBNA have the right to seek indemnification from the Company for losses arising out of the provision of such services by the Company, its employees or its vendors, including for any operational losses caused by human error, failed process management, information technology malfunctions/limitations, fraud, or violations of legal or regulatory requirements. The maximum potential amount of future payment that the Company could be required to make under these indemnities cannot be estimated. The Company has not recorded any contingent liability in its consolidated statement of financial condition for these indemnities.

The Company provides standard indemnities to counterparties for taxes, including withholding taxes, relating to certain transactions. These indemnity payments could be required based on a change in the tax laws, a change in interpretation of applicable tax rulings or a change in factual circumstances. The maximum potential amount of future payments that the Firm could be required to make under these indemnifications cannot be estimated.

Contingencies

Legal

In addition to the matters described below, in the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a global diversified financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the third-party entities that are, or would otherwise be, the primary defendants in such cases are bankrupt, in financial distress, or may not honor applicable indemnification obligations. These actions have included, but are not limited to, antitrust claims, claims under various false claims act statutes, and matters arising from our sales and trading businesses and our activities in the capital markets.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental or other regulatory agencies regarding the Company's business, and involving, among other matters, sales, trading, financing, prime brokerage, market-making activities, investment banking advisory services, capital markets activities, financial products or offerings sponsored, underwritten or sold by the Company, wealth and investment management services, and tax, accounting, and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, disgorgement, restitution, forfeiture, injunctions, limitations on our ability to conduct certain business, or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the

date of the consolidated statement of financial condition and the Company can reasonably estimate the amount of that loss or the range of loss, the Company accrues an estimated loss by a charge to income, including with respect to certain of the individual proceedings or investigations described below.

The Company's legal expenses can, and may in the future, fluctuate from period to period, given the current environment regarding government or regulatory agency investigations and private litigation affecting global financial services firms, including the Company.

In many legal proceedings and investigations, it is inherently difficult to determine whether any loss is probable or reasonably possible, or to estimate the amount of any loss. In addition, even where the Company has determined that a loss is probable or reasonably possible or an exposure to loss or range of loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, the Company may be unable to reasonably estimate the amount of the loss or range of loss. It is particularly difficult to determine if a loss is probable or reasonably possible, or to estimate the amount of loss, where the factual record is being developed or contested or where plaintiffs or government entities seek substantial or indeterminate damages, restitution, forfeiture, disgorgement or penalties. Numerous issues may need to be resolved in an investigation or proceeding before a determination can be made that a loss or additional loss (or range of loss or range of additional loss) is probable or reasonably possible, or to estimate the amount of loss, including through potentially lengthy discovery or determination of important factual matters, determination of issues related to class certification, the calculation of damages or other relief, and consideration of novel or unsettled legal questions relevant to the proceedings or investigations in question.

The Company has identified below any individual proceedings or investigations where the Company believes a material loss to be reasonably possible. In certain legal proceedings in which the Company has determined that a material loss is reasonably possible, the Company is unable to reasonably estimate the loss or range of loss. There are other matters in which the Company has determined a loss or range of loss to be reasonably possible, but the Company does not believe, based on current knowledge and after consultation with counsel, that such losses could have a material adverse effect on the consolidated statement of financial condition as a whole, although the outcome of such proceedings or investigations may significantly impact the Company's business or results of operations for any particular reporting period, or cause significant reputational harm.

While the Company has identified below certain proceedings or investigations that the Company believes to be material, individually or collectively, there can be no assurance that material losses will not be incurred from claims that have not yet been asserted or those where potential losses have not yet been determined to be probable or reasonably possible.

Beginning in February of 2016, the Company was named as a defendant in multiple purported antitrust class actions now consolidated into a single proceeding in the United States District Court for the Southern District of New York ("SDNY") styled *In Re: Interest Rate Swaps Antitrust Litigation*. Plaintiffs allege, *inter alia*, that the Company, together with a number of other financial institution defendants, violated U.S. and New York state antitrust laws from 2008 through December of 2016 in connection with alleged efforts to prevent the development of electronic exchange-based platforms for interest rate swaps trading. Complaints were filed both on behalf of a purported class of investors who purchased interest rate swaps from defendants, as well as on behalf of three operators of swap execution facilities that allegedly were thwarted by the defendants in their efforts to develop such platforms. The consolidated complaints seek, *inter alia*, certification of the investor class of plaintiffs and treble damages. On July 28, 2017, the court granted in part and denied in part the defendants' motion to dismiss the complaints. On December 15, 2023, the court denied the class plaintiffs' motion for class certification. On December 29, 2023, the class plaintiffs petitioned the United States Court of Appeals for the Second Circuit for leave to appeal that decision. On February 28, 2024, the parties reached an agreement in principle to settle the class claims. On July 17, 2025, the court granted final approval of the settlement. The claims brought by the three operators of swap execution facilities remain pending.

The Company is a defendant in three antitrust class action complaints which have been consolidated into one proceeding in the United States District Court for the SDNY under the caption *City of Philadelphia, et al. v. Bank of America Corporation, et al.* Plaintiffs allege, *inter alia*, that the Company, together with a number of other financial institution defendants, violated U.S. antitrust laws and relevant state laws in connection with alleged efforts to artificially inflate interest rates for Variable Rate Demand Obligations ("VRDO"). The consolidated complaint seeks, *inter alia*, certification of the class of plaintiffs and treble damages. The complaint was filed on behalf of a class of municipal issuers of VRDO for which defendants served as remarketing agent. On November 2, 2020, the court granted in part and denied in part the defendants' motion to dismiss the consolidated complaint, dismissing state law claims, but denying dismissal of the U.S. antitrust claims. On September 21, 2023, the court granted plaintiffs' motion for class certification. On February 5, 2024, the United States Court of Appeals for the Second Circuit granted leave to appeal that decision and, on August 1, 2025, affirmed the court's decision. On December 1, 2025, defendants filed a petition for writ of certiorari with the United States Supreme Court regarding the Second Circuit's August 2025 decision.

On February 21, 2025, the U.K. Competition and Markets Authority announced a settlement with an affiliate of the Company, as well as other financial institutions, in connection with its investigation of suspected anti-competitive arrangements in the financial services sector, specifically regarding the affiliate's activities concerning certain liquid fixed income

products between 2009 and 2012. Separately, on June 16, 2023, the affiliate and the Company, together with a number of other financial institutions, were named as defendants in a purported antitrust class action in the United States District Court for the SDNY styled *Oklahoma Firefighters Pension and Retirement System v. Deutsche Bank Aktiengesellschaft, et al.*, alleging, *inter alia*, that they violated U.S. antitrust laws in connection with their alleged effort to fix prices of gilts traded in the United States between 2009 and 2013. The complaint seeks, *inter alia*, certification of the class of plaintiffs and treble damages. On September 16, 2024, the court granted defendants' joint motion to dismiss, and the complaint was dismissed without prejudice. In October of 2024, the affiliate, the Company, and certain other defendants reached an agreement in principle to settle the U.S. litigation. On March 17, 2025, the court granted preliminary approval of the settlement.

On May 17, 2013, the plaintiff in *IKB International S.A. in Liquidation, et al. v. Morgan Stanley, et al.* filed a complaint against the Company and certain affiliates in the Supreme Court of the State of New York, New York County. The complaint alleges that defendants made material misrepresentations and omissions in the sale to the plaintiff of certain mortgage pass-through certificates backed by securitization trusts containing residential mortgage loans. The total amount of certificates allegedly sponsored, underwritten and/or sold by the Company to the plaintiff was approximately $133. The complaint alleges causes of action against the Company for common law fraud, fraudulent concealment, aiding and abetting fraud, and negligent misrepresentation, and seeks, *inter alia*, compensatory and punitive damages. On October 29, 2014, the court granted in part and denied in part the Company's motion to dismiss. All claims regarding four certificates were dismissed. After these dismissals, the remaining amount of certificates allegedly issued by the Company or sold to the plaintiff by the Company was approximately $116. On August 11, 2016, the Appellate Division, affirmed the trial court's order denying in part the Company's motion to dismiss the complaint. On July 15, 2022, the Company filed a motion for summary judgment on all remaining claims. On March 1, 2023, the court granted in part and denied in part the Company's motion for summary judgment, narrowing the alleged misrepresentations at issue in the case. On March 26, 2024, the Appellate Division affirmed the trial court's summary judgment order. On August 27, 2024, the plaintiff notified the court that in light of the court's rulings to exclude certain evidence at trial, the plaintiff could not prove its claims at trial, and requested that the court dismiss the case, subject to its right to appeal the evidentiary rulings. On August 28, 2024, the court dismissed the case, and judgment was entered in the Company's favor. The plaintiff has appealed.

12. Variable Interest Entities and Securitization Activities

Overview

The Company is involved with various SPEs in the normal course of business. In most cases, these entities are deemed to be VIEs.

The Company's variable interests in VIEs include debt and equity interests. The Company's involvement with VIEs arises primarily from interests purchased in connection with market-making activities and retained interests held as a result of securitization activities, including re-securitization transactions.

The Company determines whether it is the primary beneficiary of a VIE upon its initial involvement with the VIE and reassesses whether it is the primary beneficiary on an ongoing basis as long as it has any continuing involvement with the VIE. This determination is based upon an analysis of the design of the VIE, including the VIE's structure and activities, the power to make significant economic decisions held by the Company and by other parties, and the variable interests owned by the Company and other parties.

The power to make the most significant economic decisions may take a number of different forms in different types of VIEs. The Company considers servicing or collateral management decisions as representing the power to make the most significant economic decisions in transactions such as securitizations or CDOs. As a result, the Company does not consolidate securitizations or CDOs for which it does not act as the servicer or collateral manager unless it holds certain other rights to replace the servicer or collateral manager or to require the liquidation of the entity. If the Company serves as servicer or collateral manager, or has certain other rights described in the previous sentence, the Company analyzes the interests in the VIE that it holds and consolidates only those VIEs for which it holds a potentially significant interest in the VIE.

For many transactions, such as re-securitization transactions, there are no significant economic decisions made on an ongoing basis. In these cases, the Company focuses its analysis on decisions made prior to the initial closing of the transaction and at the termination of the transaction. The Company concluded in most of these transactions that decisions made prior to the initial closing were shared between the Company and the initial investors based upon the nature of the assets, including whether the assets were issued in a transaction sponsored by the Company and the extent of the information available to the Company and to investors, the number, nature and involvement of investors, other rights held by the Company and investors, the standardization of the legal documentation and the level of continuing involvement by the Company, including the amount and type of interests owned by the Company and by other investors. The Company focused its control decision on any right held by the Company or investors related to the termination of

the VIE. Most re-securitization transactions have no such termination rights.

The Company accounts for the assets held by consolidated VIEs in Financial instruments owned and liabilities in Other secured financings in the consolidated statement of financial condition. As of December 31, 2025, the Company did not consolidate any VIEs.

Generally, most assets owned by consolidated VIEs cannot be removed unilaterally by the Company and are not available to the Company while the related liabilities issued by consolidated VIEs are non-recourse to the Company.

In general, the Company's exposure to loss in consolidated VIEs is limited to losses that would be absorbed on the VIE net assets recognized in its consolidated statement of financial condition, net of amounts absorbed by third-party variable interest holders.

Non-consolidated VIEs

	At December 31, 2025	
	MABS	CDO
VIE assets (UPB)	$ 58,098	$ 1,832
Maximum exposure to loss[1]		
Debt interests	$ 1,765	$ 50

1. Maximum exposure to loss is equal to the carrying value of exposure to loss.

The Company owns additional VIE assets of $2,796 representing the carrying value of total exposure to non-consolidated VIEs for which the maximum exposure to loss is less than specific thresholds, primarily interests issued by securitization SPEs. The Company's maximum exposure to loss generally equals the fair value of the assets owned. These assets are primarily included in Financial instruments owned and are measured at fair value (see Note 5). The additional support provided by the Company in these transactions through contractual facilities, guarantees or similar derivatives are not material.

The majority of the VIEs included in the previous table are sponsored by unrelated parties; examples of the Company's involvement with these VIEs include its securitization and market-making activities.

The Company's maximum exposure to loss in the previous table does not include the offsetting benefit of hedges or any reductions associated with the amount of collateral held as part of a transaction with the VIE or any party to the VIE directly against a specific exposure to loss.

Liabilities issued by VIEs generally are non-recourse to the Company.

Detail of Mortgage- and Asset-Backed Securitization Assets

	At December 31, 2025	
	UPB	Debt Interests
Commercial mortgages	$ 45,692	$ 330
U.S. agency collateralized mortgage obligations	6,107	1,237
Residential mortgages	3,987	159
Other consumer or commercial loans	2,312	39
Total	$ 58,098	$ 1,765

Securitization Activities

In a securitization transaction, the Company or an affiliate transfers assets (generally commercial or residential mortgage loans or securities) to an SPE, sells to investors most of the beneficial interests, such as notes or certificates, issued by the SPE and, in many cases, retains other beneficial interests. The purchase of the transferred assets by the SPE is financed through the sale of these interests.

Although not obligated, the Company generally makes a market in the securities issued by SPEs in securitization transactions. As a market maker, the Company offers to buy these securities from, and sell these securities to, investors. Securities purchased through these market-making activities are not considered to be retained interests; these beneficial interests generally are included in Financial instruments owned- Corporate and other debt and are measured at fair value.

Collateralized Loan and Debt Obligations

CLOs and CDOs are SPEs that purchase a pool of assets consisting of corporate loans, corporate bonds, ABS or synthetic exposures on similar assets through derivatives, and issues multiple tranches of debt and equity securities to investors. The Company underwrites the securities issued in CLO transactions on behalf of unaffiliated sponsors and provides advisory services to these unaffiliated sponsors. An affiliate of the Company sells corporate loans to many of these SPEs, in some cases representing a significant portion of the total assets purchased. Although not obligated, the Company generally makes a market in the securities issued by SPEs in these transactions and may retain unsold securities. These beneficial interests are included in Financial instruments owned and are measured at fair value.

Transferred Assets with Continuing Involvement

	At December 31, 2025
	U.S. Agency CMO
SPE assets (UPB)[1]	$ 14,718
Retained interests	
Investment grade	1,127
Total	$ 1,127
Interests purchased in the secondary market[2]	
Investment grade	$ 52
Total	$ 52

	Fair Value at December 31, 2025	
	Level 2	Total
Retained interests		
Investment grade	$ 1,127	$ 1,127
Total	$ 1,127	$ 1,127
Interests purchased in the secondary market[2]		
Investment grade	$ 52	$ 52
Total	$ 52	$ 52

1. Amounts include assets transferred by unrelated transferors.
2. Amounts include transactions where the Company also holds retained interests as part of the transfer.

The previous tables include transactions with SPEs in which the Company, acting as principal, transferred financial assets with continuing involvement and received sales treatment. Transferred assets are carried at fair value prior to securitization. The Company may act as underwriter of the beneficial interests issued by these securitization vehicles. The Company may retain interests in the securitized financial assets as one or more tranches of the securitization. These retained interests are generally carried at fair value in the Company's consolidated statement of financial condition. Fair value for these interests is measured using techniques that are consistent with the valuation techniques applied to the Company's major categories of assets and liabilities as described in Notes 2 and 5. Further, as permitted by applicable guidance, certain transfers of assets where the Company's only continuing involvement is a derivative are only reported in the following Assets Sold with Retained Exposure table as described in Note 13.

Proceeds from New Securitization Transactions

	2025
New transactions	$ 27,493
Retained interests	9,189

13. Assets Sold with Retained Exposure

Assets Sold With Retained Exposure

	At December 31, 2025
Gross cash proceeds from sale of assets[1]	$ 34,279
Fair Value	
Assets Sold	34,040
Derivative assets recognized in the consolidated statement of financial condition	81
Derivative liabilities recognized in the consolidated statement of financial condition	320

1. The carrying value of assets at the time of sale approximates gross cash proceeds.

The Company enters into transactions in which it sells securities, primarily equities, to affiliates and third parties and contemporaneously enters into bilateral OTC derivatives with the affiliates through which it retains exposure to the sold securities.

14. Risk Management

Risk is an inherent part of the Company's business activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has an established risk management governance structure and framework in place to identify, measure, monitor, escalate, mitigate and control the principal risks involved in the activities of the Institutional Securities business segment, significant operating subsidiaries, as well as at the Company level. The principal risks involved in the Company's business activities include market, credit, operational (including cybersecurity), model, compliance (including conduct), financial crimes, liquidity, strategic and reputational risk.

The Company's risk management policies and related procedures are aligned with those of the Firm. These policies and related procedures are administered on a coordinated global and legal entity basis with consideration given to the Company's specific capital and regulatory requirements.

The cornerstone of the Company's risk management philosophy is the pursuit of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. This is implemented utilizing five key principles: integrity, comprehensiveness, independence, accountability and transparency. To help ensure the efficacy of risk management, which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters. The fast-paced, complex, and constantly-evolving nature of global financial markets requires the Company to maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement.

The Company's risk appetite defines the aggregate level and types of risk that the Company is willing to accept, taking into account market, credit, operational (including cybersecurity), model, liquidity, compliance (including conduct), financial crimes, strategic and reputational risk. This risk appetite and the related Board of Directors ("Board") level risk limits and risk tolerance statements are reviewed and approved by the Board annually.

Risk Governance Structure

Risk management at the Company requires independent Company-level oversight, accountability of the Company's businesses, and effective communication of risk matters across the Company to senior management and ultimately to the Board. The Company's risk governance structure is composed of the Board; the Risk and Asset and Liability Committee ("RC"); senior management oversight; the Internal Audit Department of the Ultimate Parent ("Internal Audit Department"); and risk managers and groups within and across the businesses.

Board of Directors. The Company's Board has oversight of the risk governance framework, approves the risk limit frameworks and certain risk limits and tolerance statements, and is responsible for helping to ensure that the Company's risks are managed in a sound manner. The Board has oversight over the Company's principal risks and authorizes the RC to help facilitate the Company's risk oversight responsibilities.

Risk and Asset and Liability Committee. The RC is a management committee co-chaired by the Company's Chief Risk Officer and Chief Financial Officer to execute the risk governance framework. The RC composition includes the Chief Risk Officer, Chief Financial Officer, Treasurer, Chief Market Risk Officer, Chief Credit Risk Officer, Chief Operational Risk Officer, Chief Liquidity Risk Officer, Chief Model Risk Officer, Chief Compliance Officer, Chief Auditor and members of the trading business unit's risk management group. The RC's responsibilities include oversight of the Company's risk management policies, procedures and limits, the monitoring of capital levels as well as material market, credit, operational, model, liquidity, compliance, cybersecurity, strategic, reputational and conduct risk matters, and other risks, as appropriate, and the steps management has taken to monitor and manage such risks. Among the risk limits presented to the RC by the Independent Risk Management Functions are limits based on stress scenarios designed to ensure that the magnitude of potential losses in severe market, counterparty and liquidity scenarios are appropriate relative to the Company's capitalization and liquidity.

Chief Risk Officer. The Chief Risk Officer, who is independent of business units, reports to the Board. The Chief Risk Officer oversees compliance with the Company's risk limits; approves exceptions to the Company's risk limits; independently reviews material market, credit, operational, model and liquidity risks; and reviews results of risk management processes with the Board and the RC, as appropriate.

Independent Risk Management Functions. The Company's risk management functions (Market Risk, Credit Risk, Operational Risk, Liquidity Risk and Model Risk departments) are independent of the Company's business units and report to the Chief Risk Officer. These functions assist senior management and the RC in monitoring and controlling the Company's risk. The Independent Risk Management Functions assess a variety of stress scenarios and calibrate limits that are informed by the Company's liquidity and loss-absorbing capacity. Further discussion about the responsibilities of the risk management functions may be found under "Market Risk," "Credit Risk," "Operational Risk," "Liquidity Risk" and "Model Risk."

Internal Audit Department. The Internal Audit Department reviews and tests the Company's compliance with internal guidelines set for risk management and risk monitoring, as well as external rules and regulations governing the Company.

Risk Management Process

The following is a discussion of the Company's risk management policies and procedures for the Company's principal risks.

Risk Limits Framework

Risk limits, quantitative metrics and qualitative risk tolerance statements provide the basis for monitoring risk taking activity and avoiding outsized risk-taking. The Company's highest-level risk limits incorporate stress scenarios, and are informed by the Company's capitalization and levels of liquidity. Additionally, the Company maintains risk limits and quantitative metrics to support and implement the Company's risk appetite statement. The Company's risk limit frameworks support linkages between the overall risk appetite, which is reviewed by the RC and is approved by the Board, and more granular risk-taking decisions and activities. Risk limits and associated limit frameworks are reviewed and updated on at least an annual basis, with more frequent updates as necessary. Board-level risk limits and approved frameworks address the most important Company-wide aggregations of risk, including, but not limited to, stressed market, credit and liquidity risks. Additional risk limits approved by the RC address more specific types of risk and are bound by the higher-level Board risk limits.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, spreads, indices, volatilities, correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio. Generally, the Company incurs market risk as a result of trading, investing and client facilitation activities.

The Company has exposures to a wide range of interest rates, equity prices, and foreign exchange rates – and the associated implied volatilities and spreads – related to the global markets in which the Company conducts its trading activities.

Sound market risk management is an integral part of the Company's culture. The various business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. The control groups help ensure that these risks are measured and closely monitored and are made transparent to senior management. The MRD is responsible for ensuring transparency of material market risks, monitoring compliance with established limits and escalating risk concentrations to appropriate senior management.

To execute these responsibilities, MRD monitors the Company's risk against limits on aggregate risk exposures, performs a variety of risk analyses, routinely reports risk summaries, and maintains VaR and scenario analysis systems. Market risk is also monitored through various measures: by use of statistics (including VaR); by measures of position size and sensitivity; and through routine stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors, and scenarios designed by MRD in collaboration with business units.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations to the Company. Credit risk includes Country Risk (aspects of Country Risk may manifest in other risk stripes as well), which is the risk that the events in, or that affect a foreign country (any country other than the U.S.) might adversely affect the Company. The Company primarily incurs credit risk exposure to institutions. This risk may arise from a variety of business activities, including, but not limited to, entering into swap or derivative contracts under which counterparties may have obligations to make payments to the Company; extending credit to clients; providing short- or long-term funding that is secured by physical or financial collateral whose value may at times be insufficient to fully cover the loan repayment amount; posting margin and/or collateral to clearinghouses, clearing agencies, exchanges, banks, securities firms and other financial counterparties; placing funds on deposit at other financial institutions to support the Company's clearing and settlement obligations; and investing or trading in securities and loan pools, whereby the value of these assets may fluctuate based on realized or expected defaults on the underlying obligations or loans. This type of risk requires credit analysis of specific counterparties, both initially and on an ongoing basis. The Company also incurs credit risk in traded securities whereby the value of these assets may fluctuate based on realized or expected defaults on the underlying obligations or loans.

The CRM establishes practices to identify, measure, monitor, escalate, mitigate and control credit risk exposure both within and across its business activities. The Company's credit risk exposure is actively managed by CRM and the RC who monitor risk exposures, including margin loans and credit sensitive, higher-risk transactions. CRM is responsible for ensuring timely and transparent communication of material credit risks, compliance with established limits, and escalation of risk concentrations to appropriate senior management.

Operational Risk

Operational risk refers to the risk of loss, or of damage to the Company's reputation, resulting from inadequate or failed processes or systems, from human factors or from external events (*e.g.,* cyber attacks or third-party vulnerabilities) that may manifest as, for example, loss of information, business disruption, theft and fraud, legal and compliance risks, or damage to physical assets. The Company may incur operational risk across the full scope of its business activities, including revenue-generating activities (*e.g.,* sales and trading) and support and control groups (*e.g.,* information technology and trade processing).

The Company's operational risk framework is established to identify, measure, monitor and control risk. Effective operational risk management is essential to reducing the impact of operational risk incidents and mitigating legal, regulatory and reputational risks. The framework is continually evolving to account for changes in the Company and to respond to the changing regulatory and business environment.

Cybersecurity

The Firm's cybersecurity and information security policies, procedures, and technologies are designed to protect the Company's own, client and employee data against unauthorized disclosure, modification or misuse and are also designed to address regulatory requirements. These policies and procedures cover a broad range of areas, including: identification of internal and external threats, access control, data security, protective controls, detection of malicious or unauthorized activity, incident response and recovery planning.

Model Risk

Model risk refers to the potential for adverse consequences from decisions based on incorrect or misused model outputs. Model risk can lead to financial loss, poor business and strategic decision making, non-compliance with applicable laws and/or regulations, or damage to the Company's reputation. The risk inherent in a model is a function of the materiality, complexity and broader use, and larger potential impact. Model risk is generated from the use of models impacting financial statements, regulatory filings, capital adequacy assessments and the formulation of strategy.

Sound model risk management is an integral part of the Company's Risk Management Framework. The MRM is responsible for the oversight of model risk. MRM establishes a model risk tolerance in line with the Company's risk appetite. The tolerance is based on an assessment of the materiality of the risk of financial loss or reputational damage due to errors in design, implementation and/or inappropriate use of models. The

tolerance is monitored through model-specific and aggregate business-level assessments, which are based upon qualitative and quantitative factors.

The effective challenge of models consists of critical analysis by objective, informed parties who can identify model limitations and assumptions and drive appropriate changes. MRM provides effective challenge of models, independently validates and approves models for use, annually recertifies models, periodically revalidates, identifies and tracks remediation plans for model limitations and reports on model risk metrics. The department also oversees the development of controls to support a complete and accurate Company-wide model inventory.

Liquidity Risk

Liquidity risk refers to the risk that the Company will be unable to finance its operations due to a loss of access to the capital markets or difficulty in liquidating its assets. Liquidity risk also encompasses the Company's ability (or perceived ability) to meet its financial obligations without experiencing significant business disruption or reputational damage that may threaten its viability as a going concern. Liquidity risk also encompasses the associated funding risks triggered by the market or idiosyncratic stress events that may negatively affect the Company's liquidity and may impact its ability to raise new funding. Generally the Company incurs liquidity and funding risk as a result of its trading, lending, investing and client facilitation activities.

The Company's Liquidity Risk Management Framework is critical to help ensure that the Company maintains sufficient liquidity reserves and durable funding sources to meet the Company's daily obligations and to withstand unanticipated stress events.

The LRD ensures transparency of material liquidity and funding risks, compliance with established risk limits and escalation of risk concentrations to appropriate senior management. To execute these responsibilities, LRD establishes limits in line with the Company's risk appetite, identifies and analyzes emerging liquidity and funding risks to ensure such risks are appropriately mitigated, monitors and reports risk exposures against metrics and limits, and reviews the methodologies and assumptions underpinning its Liquidity Stress Tests to ensure sufficient liquidity and funding under a range of adverse scenarios.

Concentration Risk

The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer, including sovereign governments and other entities, issuers located in a particular country or geographic area, public and private issuers involving developing countries, or issuers engaged in a particular industry. Financial instruments owned by the Company include U.S. Treasury and agency securities and other sovereign government obligations, which, in the aggregate, represented approximately 21% of the Company's total assets at December 31, 2025. In

addition, the collateral held by the Company for reverse repurchase agreements and bonds borrowed which includes securities issued by the U.S. government, federal agencies or other sovereign governments, together represented approximately 25% of the Company's total assets at December 31, 2025.

Customer Activities

The Company's customer activities involve the execution, settlement and financing of various securities transactions on behalf of customers, including affiliates. Customer securities activities are transacted on either a cash or margin basis.

The Company's customer activities may expose it to off-balance sheet credit risk. The Company may have to purchase or sell financial instruments at prevailing market prices in the event of the failure of a customer to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer losses. The Company seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulations and Company policies.

15. Employee Stock-Based Compensation Plans

Certain current and former employees of the Company and affiliates participate in the Ultimate Parent's stock-based compensation plans. These plans include RSUs and PSUs, the details of which are further outlined below. The compensation expense is recognized over the vesting period relevant to each separately vesting portion of the award.

Restricted Stock Units

RSUs are subject to vesting over time, generally three years from the date of award, contingent upon continued employment and subject to restrictions on sale, transfer or assignment until conversion to common stock. All or a portion of an award may be forfeited if employment is terminated before the end of the relevant vesting period or cancelled after the relevant vesting period in certain situations. Recipients of RSUs may have voting rights, at the Ultimate Parent's discretion, and generally receive dividend equivalents, if the awards vest. The Ultimate Parent determines the fair value of RSUs based on the grant-date fair value of its common stock, measured at VWAP on the date of grant. Certain awards provide the Ultimate Parent discretion to claw back or cancel all or a portion of the award under specified circumstances.

Performance-Based Stock Units

PSUs vest and convert to shares of common stock only if the Firm satisfies, over a three-year performance period, performance goals that are determined on the award date. The number of PSUs that will vest ranges from 0% to 150% of the target award, based on the firm's level of achievement of the

specified performance goals. PSUs have vesting, conversion and cancellation provisions that are generally similar to those of RSUs. The Firm determines the fair value of PSUs with non-market conditions based on the grant-date fair value of its common stock, measured at VWAP on the date of grant.

16. Employee Benefit Plans

Certain current and former U.S. employees of the Company and affiliates participate in various pension and post retirement benefit plans sponsored by MSDHL. The funded and unfunded status of these plans are recorded in Other assets and Other liabilities and accrued expenses, respectively, for each plan, in the consolidated statement of financial condition.

Pension and Other Post retirement Plans

Certain current and former U.S. employees of the Company and affiliates who were hired before July 1, 2007 are covered by the U.S. pension plan, a non-contributory defined benefit pension plan that is qualified under Section 401(a) of the Internal Revenue Code (the "Qualified Plan"). The Qualified Plan has ceased future benefit accruals.

The Company also operates the Morgan Stanley Supplemental Executive Retirement and Excess Plan ("SEREP"). This is a non-contributory defined benefit plan that is not qualified under Section 401(a) of the Internal Revenue Code and has ceased accrual of future benefits.

The pension plans generally provide pension benefits that are based on each employee's years of credited service and on compensation levels specified in the plans.

An unfunded postretirement benefit plan provides health care and life insurance for eligible U.S. retirees and health care insurance for their eligible dependents.

The accounting for pension and postretirement plans involves certain assumptions and estimates, including an expected long-term rate of return for the Qualified Plan which is estimated by computing a weighted average of the underlying long-term expected returns based on the investment managers' target allocations.

Weighted Average Assumptions

	Pension Plans	Other Post-Retirement Plan
Discount rate	5.60 %	5.61 %
Expected long-term rate of return on plan assets	4.25 %	N/A

N/A - Not applicable

Benefit Obligation and Funded Status

As the pension plans have ceased future benefit accruals, the benefit obligation represents the accumulated benefit obligation

and is an actuarial measure of the present value of benefits for service already rendered.

Rollforward of the Benefit Obligation and Fair Value of Plan Assets

	Pension Plans	Other Post-Retirement Plan
Projected benefit obligation		
Benefit obligation at December 31, 2024	$ 2,380	$ 40
Interest cost	129	2
Actuarial (gain) loss[1]	45	1
Benefits paid	(138)	(4)
Benefit obligation at December 31, 2025	$ 2,416	$ 39
Fair value of plan assets		
Fair value of plan assets at December 31, 2024	$ 1,888	$ —
Actual return on plan assets	112	—
Employer contributions	164	4
Benefits paid	(138)	(4)
Fair value of plan assets at December 31, 2025	**2,026**	**—**
Unfunded status at December 31, 2025	$ (390)	$ (39)
Amounts recognized in the consolidated statement of financial condition		
Liabilities	(390)	(39)
Net amount recognized	$ (390)	$ (39)

1. Primarily reflects the impact of year-over-year discount fluctuations.

All plans have obligations in excess of the fair value of plan assets.

Weighted Average Assumptions Used to Determine Benefit Obligation

	Pension Plans	Other Post-Retirement Plan
Discount rate	5.44 %	5.48 %

The discount rates used to determine the benefit obligation for the pension and postretirement plans were selected by the Firm in consultation with its independent actuary, using a pension discount yield curve based on the characteristics of the plans, each determined independently. The pension discount yield curve represents spot discount yields based on duration implicit in a representative broad-based Aa-rated corporate bond universe of high-quality fixed income investments.

Assumed Health Care Cost Trend Rates Used to Determine the Postretirement Benefit Obligation

Health care cost trend rate assumed for next year:	
Medical	6.36 %
Prescription	11.38 %
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	4.50 %
Year that the rate reaches the ultimate trend rate	2035

Qualified Plan Assets

The Qualified Plan uses a combination of active and risk-controlled fixed income investment strategies. The fixed income asset allocation consists primarily of fixed income securities and related derivative instruments designed to approximate the expected cash flows of the plan's liabilities to help reduce plan exposure to interest rate variation and to better align assets with the obligation. The longer-duration fixed income allocation is expected to help protect the plan's funded status and maintain the stability of plan contributions over the long run. The investment portfolio performance is assessed by comparing actual investment performance with changes in the estimated present value of the Qualified Plan's benefit obligation.

Derivative instruments are permitted in the Qualified Plan's investment portfolio only to the extent that they comply with all of the plan's investment policy guidelines and are consistent with the plan's risk and return objectives.

As a fundamental operating principle, any restrictions on the underlying assets apply to the respective derivative product. This includes percentage allocations and credit quality. Derivatives are used solely for the purpose of enhancing investment returns in the underlying assets and not to circumvent portfolio restrictions.

Plan assets are measured at fair value using valuation techniques that are consistent with the valuation techniques applied to the Company's major categories of assets and liabilities as described in Note 5. OTC derivative contracts consist of investments in interest rate swaps and total return swaps.

Commingled trust funds are privately offered funds that are regulated, supervised, and subject to periodic examination by a U.S. federal or state agency and available to institutional clients. The trust must be maintained for the collective investment or reinvestment of assets contributed to it from U.S. tax qualified employee benefit plans maintained by more than one employer or controlled group of corporations. The sponsor of the commingled trust fund values the funds based on the fair value of the underlying securities. Commingled trust funds are redeemable at NAV at the measurement date or in the near future.

The Company generally considers the NAV of commingled trust funds provided by the fund manager to be the best estimate of fair value.

Fair Value of Plan Assets

	Level 1	Level 2	Level 3	Total
Assets				
U.S. Treasury and agency securities:				
U.S. Treasury securities	$ 1,781	$ —	$ —	$ 1,781
U.S. agency securities	65	152	—	217
Total U.S. Treasury and agency securities	1,846	152	—	1,998
Derivative contracts	—	—	—	—
Other receivables[1]	—	3	—	3
Total	$ 1,846	$ 155	$ —	$ 2,001
Assets Measured at NAV				
Commingled trust funds:				
Money market				30
Liabilities				
Other payables[1]	—	(5)	—	(5)
Total liabilities	—	(5)	—	(5)
Fair value of plan assets				$ 2,026

1. Other receivables and other payables are valued at their carrying value, which approximates fair value.

Expected Contributions

The Company's policy is to fund at least the amount sufficient to meet minimum funding requirements under applicable employee benefit and tax laws. At December 31, 2025, the Company expected to contribute approximately $72 to the pension and post retirement plans in 2026 based upon the plans' current funded status and expected asset return assumptions for 2026.

Expected Future Benefit Payments

	Pension Plans	Other Post-retirement Plan
2026	$ 146	$ 4
2027	151	3
2028	154	3
2029	158	3
2030	160	3
2031-2035	826	12

Morgan Stanley 401(k) Plan

Eligible employees receive discretionary 401(k) matching cash contributions as determined annually by the Firm. In 2025, the Company matched eligible employee contributions up to the IRS limit at 4%, or 5% up to a certain compensation level. Eligible employees with eligible pay less than or equal to $100,001 also received a fixed contribution equal to 2% of eligible pay.

17. Income Taxes

The Company is a single-member limited liability company that is treated as a disregarded entity for federal income tax purposes, but has elected to continue to include its allocated amount of current and deferred taxes in the consolidated statement of financial condition. As such, the Company has a Tax Sharing Agreement with the Ultimate Parent in order to record its related current and deferred federal, state and local taxes. The Company

is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have generally been provided on a modified separate entity basis. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Sharing Agreement, current taxes (federal, combined and unitary states) are settled periodically with the Ultimate Parent, who pays these taxes on behalf of the Company.

Deferred Tax Assets

	At December 31, 2025
Employee compensation and benefit plans	$ 674
General and other reserves	55
Valuation of net trading inventory, investments and receivables	43
Other	7
Total deferred tax assets	**$ 779**
Deferred tax assets valuation allowance	(2)
Deferred tax assets after valuation allowance	**$ 777**

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the applicable enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's deferred tax asset (after valuation allowance) is included in Other assets within the consolidated statement of financial condition.

The Company believes the recognized deferred tax assets (after valuation allowance) of $777 at December 31, 2025 are more likely than not to be realized based on expectations as to future taxable income in the jurisdictions in which it operates.

Unrecognized Tax Benefits

The Company is subject to the income tax laws of the U.S., its states and municipalities in which the Company has business operations. These tax laws are complex and subject to interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws and make estimates about certain items affecting taxable income when determining the provision for income taxes in the various tax jurisdictions.

Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential

losses that may arise from tax audits are established in accordance with the relevant accounting guidance. Once established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

Rollforward of Unrecognized Tax Benefits

Balance at December 31, 2024	$ 92
Increases based on tax positions related to the current period	5
Increases based on tax positions related to prior periods	21
Decreases related to lapse of statute of limitations	(1)
Balance at December 31, 2025	**$ 117**
Net unrecognized tax benefits[1]	$ 92

1. Represents ending unrecognized tax benefits adjusted for the impact of the federal benefit of state issues. If recognized, these net benefits would favorably impact the effective tax rate in future periods.

Earliest Tax Year Subject to Examination in Major Jurisdictions

Jurisdiction	Tax Year
United States	2017
New York State and City	2010

The Company, through its inclusion in the return of the Ultimate Parent, is routinely under examination by the IRS and other tax authorities in certain states and localities in which the Company has significant business operations, such as New York.

The Company believes that the resolution of these tax examinations will not have a material effect on the annual consolidated statement of financial condition.

18. Regulatory Requirements

MS&Co Regulatory Capital

MS&Co is registered as a broker-dealer and a futures commission merchant with the SEC and CFTC, respectively, and registered as a swap dealer with the CFTC. Accordingly, the Company is subject to the minimum net capital requirements of the SEC and the CFTC.

Under these rules, MS&Co is required to maintain minimum Net Capital, as defined under SEA Rule 15c3-1, of the greater of (1) 2% of aggregate debit items arising from customer transactions, plus 10% of excess margin collateral on reverse repurchase agreements and 2% of the risk margin amount, or (2) the CFTC risk-based requirement representing the sum of 8% of customer risk maintenance margin requirement, 8% of non-customer risk maintenance margin requirement and 2% of uncleared swap margin amount, as defined. At December 31, 2025, MS&Co's Net Capital was $19,272 which exceeded the CFTC greater minimum requirement of $5,366 by $13,906.

MS&Co is required to hold tentative net capital in excess of $5,000 and Net Capital in excess of $1,000 in accordance with the market and credit risk standards of Appendix E of SEA Rule

15c3-1. MS&Co is also required to notify the SEC in the event that its tentative net capital is less than $6,000. At December 31, 2025, MS&Co had tentative net capital of $22,611, which is in excess of the minimum and notification requirements.

MS&Co Customer Protection & Segregation

As a registered U.S. broker-dealer, MS&Co is subject to the customer protection provisions under SEA Rule 15c3-3, which requires MS&Co to compute a reserve requirement for customers and deposit cash or securities into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2025, MS&Co had $12,870 in the special reserve bank account for the exclusive benefit of customers consisting of $12,870 in qualified U.S. Government securities. These qualified securities are sourced from reverse repurchase agreements and Financial instruments owned in the Company's consolidated statement of financial condition.

As a clearing and carrying broker-dealer, MS&Co is also required to compute a reserve requirement for PABs under SEA Rule 15c3-3. As of December 31, 2025, MS&Co held $226 in qualified U.S. Government securities in a special reserve bank account for PABs. These qualified securities are sourced from reverse repurchase agreements and Financial instruments owned in the Company's consolidated statement of financial condition.

As a registered futures commission merchant, MS&Co is subject to the customer segregation provisions under CEA Section 4d(2) and CFTC Regulation 30.7, which requires MS&Co to compute separate customer segregation and secured requirements for both domestic and foreign origin where assets in cash and securities collateral are segregated into separate accounts exclusively for the benefit of those customers. As of December 31, 2025, total segregated assets of $32,675 meeting requirements under Section 4d(2) consists of $19,529 in cash and $13,146 in qualified securities. Additionally, total segregated assets of $9,429 meeting the requirements under Regulation 30.7 calculation consists of $6,838 in cash and $2,591 in qualified securities. Cash is reflected in Cash and cash equivalents and Receivables from brokers, dealers and clearing organizations. For certain customers, cash amounts are not reflected in the consolidated statement of financial condition. Securities are sourced from Financial instruments owned in the Company's consolidated statement of financial condition and from securities owned by customers, which are not reflected in the Company's consolidated statement of financial condition.

MS&Co is also subject to the customer segregation provisions under CEA Section 4d(f), which requires MS&Co to compute customer cleared swap requirements where cash and securities assets are segregated into separate accounts exclusively for the benefit of those customers. As of December 31, 2025, total segregated assets of $32,452 meeting the requirements under Section 4d(f) consists of $21,274 in cash and $11,178 in qualified securities. Cash is reflected in Cash and cash equivalents. For certain customers, cash amounts are not

reflected in the consolidated statement of financial condition. Securities are sourced from Financial instruments owned in the Company's consolidated statement of financial condition and from securities owned by customers, which are not reflected in the Company's consolidated statement of financial condition.

******

Glossary of Common Terms and Acronyms

ABS	Asset-backed securities	MSPBNA	Morgan Stanley Private Bank, National Association
ASU	Accounting standards update	MSSB	Morgan Stanley Smith Barney LLC
CCP	Central Counterparty Clearing House	MSSF	Morgan Stanley Senior Funding, Inc.
CDO	Collateralized debt obligation(s)	MSSG	Morgan Stanley Services Group Inc.
CDS	Credit default swap(s)	NAV	Net asset value
CEA	Commodity Exchange Act	OECD	Organization for Economic Cooperation and Development
CFTC	Commodity Futures Trading Commission	OIS	Overnight indexed swap
CLN	Credit-linked note(s)	OMB	Office of Management and Budget
CLO	Collateralized loan obligation(s)	OTC	Over-the-counter
CMBS	Commercial mortgage-backed securities	PAB	Proprietary Accounts of Broker Dealers
CMO	Collateralized Mortgage Obligation(s)	PCAOB	Public Company Accounting Oversight Board
CRM	Credit Risk Management Department	PDS	Prime Dealer Services Corp.
EBITDA	Earnings before interest, taxes, depreciation and amortization	PSU	Performance-based stock unit
FASB	Financial Accounting Standards Board	RMBS	Residential mortgage-backed securities
FICC	Fixed Income Clearing Corporation	ROU	Right-of-use
FICO	Fair Isaac Corporation	RSU	Restricted stock unit
FINRA	Financial Industry Regulatory Authority, Inc.	S&P	Standard & Poor's
IRS	Internal Revenue Service	SEA	U.S. Securities and Exchange Act
LRD	Liquidity Risk Department	SEC	U.S. Securities and Exchange Commission
M&A	Merger, acquisition and restructuring transaction	SIPC	Securities Investor Protection Corporation
MABS	Mortgage- and Asset-Backed Securities	SPE	Special purpose entities
MRD	Market Risk Department	UPB	Unpaid principal balance
MRM	Model Risk Management Department	U.K.	United Kingdom
MS&Co	Morgan Stanley & Co. LLC	U.S.	United States of America, which includes the District of Columbia, Puerto Rico, and the U.S. territories and possessions
MSBNA	Morgan Stanley Bank, N.A.	U.S. GAAP	Accounting principles generally accepted in the United States of America
MSCM	Morgan Stanley Capital Management, LLC	VaR	Value at Risk
MSCS	Morgan Stanley Capital Services	VIE	Variable interest entity
MSDHL	Morgan Stanley Domestic Holdings, LLC	VWAP	Volume-weighted Average Price

A copy of our December 31, 2025 consolidated statement of financial condition filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 is available for examination at the New York Office of the Securities and Exchange Commission or at our principal office at 1585 Broadway, New York, N.Y. 10036.

A copy of this Morgan Stanley & Co. LLC Consolidated Statement of Financial Condition can be viewed online at the Morgan Stanley website at: https://www.morganstanley.com/about-us-ir/shareholder/morganstanley_co_llc.pdf

MORGAN STANLEY & CO. LLC
(UNCONSOLIDATED)
STATEMENT OF AGGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES
December 31, 2025
(In millions of dollars)

Segregation Requirements (Section 4d(2) of the CE Act):

Net ledger balance			
Cash		$	19,352
Securities (at market)			13,007
Net unrealized profit in open futures contracts traded on a contract market			(316)
Exchange traded options			
Add market value of open option contracts purchased on a contract market			381
Deduct market value of open option contracts sold on a contract market			(252)
Net equity			32,172
Accounts liquidating to a deficit and accounts with debit balances			
- gross amount	$	611	
Less: amount offset by customer owned securities		(610)	1
Amount required to be segregated			32,173

Funds in Segregated Accounts		
Deposited in segregated funds bank accounts		
Cash		2,371
Securities held for particular customers or option customers in lieu of cash		
(at market)		674
Margins on deposit with derivatives clearing organizations of contract markets		
Cash		17,571
Securities held for particular customers or options customers in lieu of cash		
(at market)		12,332
Net settlement to derivatives clearing organizations of contract markets		(413)
Exchange traded options		
Value of open long option contracts		382
Value of open short option contracts		(252)
Net equities with other futures commission merchants - Net liquidating equity		10
Segregated funds on hand		—
Total amount in segregation		32,675
Excess funds in segregation	$	502
Management target amount for excess funds in segregation	$	235
Excess funds in segregation over Management target amount excess	$	267

Note: There were no material differences between the above computation and MS&Co's corresponding unaudited FOCUS Report filed on January 27, 2026

MORGAN STANLEY & CO. LLC
(UNCONSOLIDATED)
STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN
SEPARATE ACCOUNTS PURSUANT TO COMMISSION REGULATION 30.7
December 31, 2025
(In millions of dollars)

Funds Deposited in Separate Regulation 30.7 Accounts

Cash in banks

Banks located in the United States	$	1,037
Other banks qualified under Regulation 30.7		414

Securities

In safekeeping with banks located in the United States	384
In safekeeping with other banks qualified under Regulation 30.7	17

Equities with registered futures commission merchants

Cash	54
Unrealized gain on open futures contracts	11

Amounts held by members of foreign boards of trade

Cash	5,333
Securities	1,505
Unrealized gain on open futures contracts	641
Value of long option contracts	60
Value of short option contracts	(27)

Total funds in separate section 30.7 accounts		9,429
Amount required to be set aside in separate section 30.7 accounts		9,225
Excess set aside funds for secured amount	$	205
Management target amount for excess funds in separate section 30.7 accounts	$	140
Excess funds in separate 30.7 accounts over Management target	$	65

Note: There were no material differences between the above computation and MS&Co's corresponding unaudited FOCUS Report filed on January 27, 2026

MORGAN STANLEY & CO. LLC
(UNCONSOLIDATED)
STATEMENT OF CLEARED SWAPS CUSTOMER SEGREGATION REQUIREMENTS AND FUNDS IN
CLEARED SWAPS CUSTOMER ACCOUNTS UNDER 4D(F) OF THE CEA
December 31, 2025
(In millions of dollars)

Cleared Swaps Customer Requirements

Net ledger balance:

Cash	$	11,791
Securities (at market)		11,178
Net unrealized loss in open cleared swaps		9,160
Net equity		32,129
Accounts liquidating to a deficit and accounts with debit balances - gross amount		59
Less: amount offset by customer owned securities		(47)
Amount required to be segregated for cleared swaps customers		32,141

Funds in Cleared Swaps Customer Segregated Accounts

Deposited in cleared swaps customer segregated accounts at banks

Cash	4,025
Securities held for particular cleared swaps customers in lieu of cash (at market)	15
Margins on deposit with derivatives clearing organizations in cleared swaps customer segregated accounts	
Cash	16,895
Securities held for particular cleared swaps customers in lieu of cash (at market)	11,163
Net settlement to derivatives clearing organizations	354
Total amount in cleared swaps customer segregation	32,452

Excess funds in cleared swaps customer segregation	$	311
Management target amount for excess funds in cleared swaps segregated accounts	$	112
Excess funds in cleared swaps customer segregated accounts over Management Target Excess	$	199

Note: There were no material differences between the above computation and MS&Co's corresponding unaudited FOCUS Report filed on January 27, 2026